UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q3 2018 Results

Item 1

ICL

Operating and Financial Review and Prospects

September 30, 2018

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate’”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; volatility or crises in the financial markets; cost of compliance with environmental legislative and licensing restrictions; hazards inherent to chemical manufacturing; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S Securities and Exchange Commission on March 7, 2018.

Forward‑looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

1 Israel Chemicals Limited  Q3 2018 Results

The attached report for the third quarter of 2018 (hereinafter – “the Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20‑F as at and for the year ended December 31, 2017 (hereinafter – “the Annual Report”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. Securities and Exchange Commission. As part of the Quarterly Report, the Company updated the disclosures provided in the Annual Report, to the extent there were material developments since the publication date of the Annual Report, on March 7, 2018, and up to the publication date of the Quarterly Report.

Performance Overview

Overview

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model.  ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions in all of its core value chains. It also plans to strengthen and diversify its offerings of innovative agro solutions by leveraging its existing capabilities and agronomic know-how, as well as the Israeli technological ecosystem. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Operating Segments

In August 2018, we commenced working under an aligned organizational structure according to which the Company's operations will be divided into four segments: Industrial Products (Bromine), Potash, Phosphate Solutions and Innovative Ag Solutions. Comparative data has been restated in order to reflect the change in the structure of the reportable segments, as stated above. For further information, see Note 3 to the Company’s condensed consolidated interim financial statements as at September 30, 2018.

Industrial Products – Industrial Products segment produces elemental bromine out of a solution that is created in conjunction with the potash production process in Sodom, Israel. Industrial Products segment uses most of the elemental bromine it produces for the self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. Bromine compounds are used in various industrial applications such as flame retardants for the electronics, automotive and construction industries, clear brine fluids for oil and gas drillings, biocides for industrial water treatment and intermediates for the pharma, nutraceutical and agriculture industries. In addition, the segment produces several grades of KCl, salt, magnesium chloride and magnesia products as well as phosphorous-based flame retardants and additional phosphorus‑based products.

2 Israel Chemicals Limited  Q3 2018 Results

Potash – Potash segment uses an evaporation process to extract potash from the Dead Sea and uses conventional mining to produce potash and salt from a subterranean mine in Spain. The segment markets its potash fertilizers globally and also carries on other intercompany operations not solely related to the potash activities. The segment also mines and produces Polysulphate™ (mined as polyhalite ore) in a subterranean mine in the UK, which is used for a Polysulphate‑based product line called FertilizerpluS. The segment also includes magnesium activities under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

Phosphate Solutions – Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), for the production of specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment purifies some of its green phosphoric acid and manufactures thermal phosphoric acid to provide solutions based on specialty phosphate salts and acids for the industrial end markets, such as: oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction and metal treatment. The specialty phosphate salts and acids are mainly produced in the Company’s facilities in US, Brazil, Germany and China. The segment is also a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business.

Additionally, the segment produces milk and whey proteins for the food ingredients industry.

Innovative Ag Solutions – Innovative Ag Solutions segment was established on the foundations of ICL’s specialty fertilizers business. The segment aims to achieve global leadership by creating new solutions for its customers, leveraging what the Company believes are the segment’s strengths ,which include, among others, R&D capabilities, vast agronomic experience, global footprint ,backward integration to potash and phosphate and chemistry know-how.

The specialty fertilizers business produces water soluble fertilizers in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL’s specialty fertilizers business markets its products worldwide, mainly in Europe, North America, Israel and China.

The segment will also function as ICL’s innovative arm, which will seek to focus on R&D, as well as implement digital innovation.

Other Activities – business activities that are not reviewed regularly by the organization’s chief operating decision maker.

3 Israel Chemicals Limited  Q3 2018 Results

Financial Figures and Non-GAAP Financial Measures

7-9/2018		7-9/2017		1-9/2018		1-9/2017		2017
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,371	-	1,440	-	4,146	-	4,057	-	5,418	-
Gross profit	458	33	470	33	1,347	32	1,243	31	1,672	31
Operating income	196	14	180	13	1,353	33	440	11	629	12
Adjusted operating income (1)	200	15	215	15	539	13	484	12	652	12
Net income - shareholders of the Company	129	9	84	6	1,158	28	209	5	364	7
Adjusted net income - shareholders of the Company (1)	134	10	115	8	353	9	247	6	389	7
Adjusted EBITDA (2)	295	22	314	22	842	20	783	19	1,059	20
Cash flows from operating activities	196	-	176	-	396	-	570	-	847	-
Purchases of property, plant and equipment and intangible assets (3)	145	-	98	-	393	-	317	-	457	-

(1) See “Adjustments to reported operating and net income (Non-GAAP)” below.

(2) See “Adjusted EBITDA for the periods of activity” below.

(3) See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Adjusted EBITDA for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company’s business strategies and management’s performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

4 Israel Chemicals Limited  Q3 2018 Results

We present a discussion in the period-to-period comparisons of the primary drivers of changes in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

Adjustments to reported operating and net income (Non-GAAP)

7-9/2018	7-9/2017	1-9/2018	1-9/2017	2017
$ millions	$ millions	$ millions	$ millions	$ millions

Operating income	196	180	1,353	440	629
Capital gain (1)	-	-	(841)	(6)	(54)
Impairment of assets (2)	3	18	19	18	32
Provision for early retirement and dismissal of employees (3)	-	-	7	15	20
Provision for legal claims (4)	1	17	1	17	25
Total adjustments to operating income	4	35	(814)	44	23
Adjusted operating income	200	215	539	484	652
Net income attributable to the shareholders of the Company	129	84	1,158	209	364
Total adjustments to operating income	4	35	(814)	44	23
Adjustments to finance expenses (5)	3	3	3	3	-
Total tax impact of the above operating income & finance expenses adjustments	(2)	(7)	6	(9)	(4)
Tax assessment and deferred tax adjustments (6)	-	-	-	-	6
Total adjusted net income - shareholders of the Company	134	115	353	247	389

(1)
In 2018, capital gain from the sale of the Fire Safety and Oil Additives (P2S5) businesses. In 2017, additional consideration received regarding earn-out of 2015 divestitures, capital gain from IDE divestiture and capital gain from deconsolidation of Allana Afar in Ethiopia.

(2)
Impairment in value and write-down of assets. In 2018, write-off of Rovita’s assets following its divestment and write-off of an intangible asset regarding a specific ICL R&D project related to ICL’s phosphate-based products. In 2017, relating to impairment of an intangible asset in Spain, write-down of an investment in Namibia and impairment of assets in China and the Netherlands.

(3)	Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan in its production facilities throughout the group. In 2018, provisions relating to the Company’s facilities in the United Kingdom (ICL Boulby) and Israel (ICL Rotem). In 2017, provisions relating to ICL Rotem’s facilities in Israel, and to subsidiaries in North America and Europe.

5 Israel Chemicals Limited  Q3 2018 Results

(4)
Provision for legal claims. In 2018, an increase of a provision in connection with prior periods in respect of royalties’ arbitration in Israel, mostly offset by a VAT refund related to prior periods in Brazil (2002-2015). In 2017,  judgment relating to a dispute with the National Company for Roads in Israel regarding damage caused to bridges by DSW, a decision of the European Commission concerning past grants received by a subsidiary in Spain, claims for damages related to the contamination of the water in certain wells at the Suria site in Spain, a provision in connection with prior periods in respect of royalties’ arbitration in Israel, reversal of the provision for retroactive electricity charges in connection with prior periods and settlement of the dispute with Great Lakes (a subsidiary of Chemtura Corporation).

(5)
Interest and linkage expenses. In 2018 increase of provision related to the royalties’ arbitration in Israel (see also above) and in 2017 related to a decision of the European Commission in the third quarter which was fully offset by income in connection with the resolution of the Appeals Court for Tax Matters in Belgium in the following quarter.

(6)
An internal transaction in preparation of the low-synergy business divestitures, resulting in tax liabilities (see also capital gain from divestment of the Fire Safety and Oil Additives (P2S5) businesses above), and tax income relating to the resolution of the Appeals Court for Tax matters in Belgium.

Consolidated adjusted EBITDA for the periods of activity

Calculation of adjusted EBITDA was made as follows:

7-9/2018	7-9/2017	1-9/2018	1-9/2017	2017
$ millions	$ millions	$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	129	84	1,158	209	364
Depreciation and Amortization	94	97	296	286	390
Financing expenses, net	23	36	92	99	124
Taxes on income	45	62	110	145	158
Adjustments *	4	35	(814)	44	23
Total adjusted EBITDA	295	314	842	783	1,059

* See “Adjustments to reported operating and net income (Non-GAAP)” above.
6 Israel Chemicals Limited  Q3 2018 Results

Consolidated Results of Operations

Results of operations for the period July – September 2018

Sales	Expenses	Operating income
$ millions

Q3 2017 figures	1,440	(1,260)	180
Total adjustments Q3 2017*	-	35	35
Adjusted Q3 2017 figures	1,440	(1,225)	215
Divested businesses	(160)	85	(75)
Adjusted Q3 2017 figures (excluding divested businesses)	1,280	(1,140)	140
Quantity	(33)	15	(18)
Price	130	-	130
Exchange rate	(6)	9	3
Raw materials	-	(31)	(31)
Energy	-	(1)	(1)
Transportation	-	(7)	(7)
Operating and other expenses	-	(16)	(16)
Adjusted Q3 2018 figures	1,371	(1,171)	200
Total adjustments Q3 2018*	-	4	4
Q3 2018 figures	1,371	(1,175)	196

* See “Adjustments to reported operating and net income (Non-GAAP)” above.

-
Divested businesses - sale of the Fire Safety and Oil Additives (P2S5) businesses at the end of the first quarter of 2018 together with the sale of the Rovita business at the beginning of the third quarter of 2018.

-
Quantity – the negative quantity impact on the operating income resulted from a decrease in the quantities sold of potash, green phosphoric acid and phosphate-based food additives, partly offset by an increase in the quantities sold of dairy proteins, bromine-based flame retardants and phosphorous-based flame retardants.

-
Price – the positive impact on the sales and operating income derives mainly from an increase in the selling prices of potash (a $52 rise in the average realized price per tonne compared to the corresponding quarter last year), phosphate fertilizers, acids and phosphate‑based food additives (as part of the value-focused strategy) and a positive price impact throughout most of Industrial Products segment’s business lines.

-
Exchange rate – the positive impact on the operating income derives mainly from the devaluation of the shekel and the euro against the dollar decreasing production costs, partly offset by the devaluation of the euro against the dollar decreasing revenues.

-
Raw materials – the negative impact on the operating income derives mainly from an increase in sulphur prices, which increased costs of main raw materials throughout the phosphate value chain, together with an increase in the prices of raw materials used for bromine- and phosphorous-based flame retardants.

7 Israel Chemicals Limited  Q3 2018 Results

-	Transportation – the negative impact on the operating income derives mainly from an increase in marine transportation prices.

-
Operating and other expenses - the negative impact on the operating income derives mainly from an increase in royalties and sales commissions, as a result of higher revenue, together with an insurance income in Israel, which was recorded in the corresponding quarter last year.

The following table sets forth sales by geographical regions based on the location of the customer:

7-9/2018		7-9/2017
$ millions	% of sales	$ millions	% of sales

Europe	446	33	462	32
Asia	352	26	339	24
North America	262	19	345	24
South America	204	15	214	15
Rest of the world	107	7	80	5
Total	1,371	100	1,440	100

Europe – the decrease derives mainly from the divestiture of the Fire Safety, Oil Additives (P2S5) and Rovita businesses together with a decrease in the quantities sold of green phosphoric acid. The decrease was partly offset by an increase in potash quantities sold and phosphate fertilizers selling prices.

Asia – the increase derives mainly from an increase in the quantities sold and selling prices of phosphate fertilizers and bromine‑based flame retardants together with an increase in the selling prices of potash and bromine‑based industrial solutions. The increase was partly offset by a decline in green phosphoric acid and potash quantities sold.

North America – the decrease derives mainly from the divestiture of the Fire Safety and Oil Additives (P2S5) businesses. The decrease was partly offset by an increase in the selling prices and quantities sold of phosphate fertilizers and in the quantities sold of clear brine fluids.

South America – the decrease derives mainly from a decrease in the quantities sold of potash and phosphate fertilizers. The decrease was partly offset by an increase in potash selling prices.

Rest of the world – the increase derives mainly from an increase in the quantities of dairy protein products sold.

8 Israel Chemicals Limited  Q3 2018 Results

Financing expenses, net

The net financing expenses in the third quarter of 2018 amounted to $23 million, compared with net financing expenses of $36 million in the corresponding quarter last year - a decrease of $13 million. The decrease derives mainly from a decrease in the amount of $8 million, in respect of the change in exchange rate differences and hedging transactions results, together with a decline in the interest expenses, in the amount of $5 million, mainly due to the significant reduction of net financial liabilities by using the proceeds received from the sale of the fire safety and oil additives (P2S5) businesses.

Tax expenses

The tax expenses in the third quarter of 2018 amounted to $45 million, reflecting an effective tax rate of about 26%. The Company’s lower tax rate in 2018 compared with the corresponding quarter last year is mainly due to a decrease in the tax rate in the US, lower weight of profits before tax generated in the US following the divestiture of businesses at the end of the first quarter of 2018 and a decrease in tax provisions in Israel.

9 Israel Chemicals Limited  Q3 2018 Results

Results of operations for the period January – September 2018

Sales	Expenses	Operating income
$ millions

YTD 2017 figures	4,057	(3,617)	440
Total adjustments YTD 2017*	-	44	44
Adjusted YTD 2017 figures	4,057	(3,573)	484
Divested businesses	(228)	128	(100)
Adjusted YTD 2017 figures (excluding divested businesses)	3,829	(3,445)	384
Quantity	(90)	86	(4)
Price	286	-	286
Exchange rate	121	(131)	(10)
Raw materials	-	(64)	(64)
Energy	-	(7)	(7)
Transportation	-	(22)	(22)
Operating and other expenses	-	(24)	(24)
Adjusted YTD 2018 figures	4,146	(3,607)	539
Total adjustments YTD 2018*	-	(814)	(814)
YTD 2018 figures	4,146	(2,793)	1,353

* See “Adjustments to reported operating and net income (Non-GAAP)” above.

-
Divested businesses - sale of the Fire Safety and Oil Additives (P2S5) businesses at the end of the first quarter of 2018 together with the sale of the Rovita business at the beginning of the third quarter of 2018.

-
Quantity – the moderate negative quantity impact on the operating income resulted mainly from varied product-mix throughout ICL’s different segments. Higher quantities sold of bromine-based flame retardants, phosphorous-based industrial solutions and flame retardants, dairy proteins and specialty agriculture products were more than offset by a decrease in the quantities sold of phosphate fertilizers, green phosphoric acid, bromine-based industrial solutions, phosphate‑based food additives and potash.

-
Price – the positive impact on the sales and operating income derives mainly from an increase in the selling prices of potash (a $36 rise in the average realized price per tonne compared to the corresponding period last year), phosphate fertilizers, specialty agriculture products, acids and phosphate‑based food additives (as part of the value-focused strategy) and a positive price impact throughout most of Industrial Products segment’s business lines.

-
Exchange rate – the negative impact on the operating income derives mainly from the upward revaluation of the shekel and the euro against the dollar increasing production costs, partly offset by the upward revaluation of the euro against the dollar which increased revenue.

-
Raw materials – the negative impact on the operating income derives mainly from an increase in sulphur prices, which increased costs of main raw materials throughout the phosphate value chain, raw materials used for bromine- and phosphorous-based flame retardants and various raw materials used for products of Innovative Ag Solutions segment.

-	Energy – the negative impact on the operating income derives mainly from an increase in electricity and gas prices.

10 Israel Chemicals Limited  Q3 2018 Results

-	Transportation – the negative impact on the operating income derives mainly from an increase in marine transportation prices.

-
Operating and other expenses – the negative impact on the operating income derives mainly from an increase in royalties and sales commissions, as a result of higher revenue, together with an insurance income and a capital gain due to sale of an office building in Israel, which were recorded in the corresponding period last year. This was partly offset by an income from the sale of ICL Boulby’s EUA (European Union Emissions Allowance) surplus and from an environmental‑related provision which was recorded in the corresponding period last year.

The following table sets forth sales by geographical regions based on the location of the customer:

1-9/2018		1-9/2017
$ millions	% of sales	$ millions	% of sales

Europe	1,552	37	1,453	36
Asia	1,019	25	946	23
North America	744	18	916	23
South America	514	12	506	12
Rest of the world	317	8	236	6
Total	4,146	100	4,057	100

Europe – the increase derives mainly from an increase in the quantities sold and selling prices of potash, selling prices of phosphate fertilizers and phosphorous-based flame retardants, quantities sold of specialty agriculture products, together with the positive impact of the upward revaluation of the euro against the dollar. The increase was partly offset mainly as a result of divested businesses together with a decline in green phosphoric acid quantities sold.

Asia – the increase derives mainly from an increase in the selling prices of potash, phosphate fertilizers and bromine‑based industrial solutions, selling prices and quantities sold of bromine‑based flame retardants and quantities sold of dairy proteins and specialty agriculture products. The increase was partly offset by a decline in green phosphoric acid and phosphate fertilizers quantities sold.

North America – the decrease derives mainly from divestiture of the Fire Safety and Oil Additives (P2S5) businesses and a decrease in the quantities sold of potash. The decrease was partly offset by an increase in phosphate fertilizers selling prices and quantities sold.

South America – the increase derives mainly from an increase in potash selling prices, partly offset by a decrease in potash quantities sold.

Rest of the world – the increase derives mainly from an increase in the quantities sold of dairy proteins and clear brine fluids.

11 Israel Chemicals Limited  Q3 2018 Results

Financing expenses, net

The net financing expenses in the nine months ended September 30, 2018 amounted to $92 million, compared with $99 million in the corresponding period last year– a decrease of $7 million. The decrease derives mainly from a decline in the interest expenses, in the amount of $9 million, mainly due to the significant reduction of net financial liabilities, by using the proceeds received from the sale of the fire safety and oil additives (P2S5) businesses and a decrease in the amount of $6 million related to the employee benefit provisions. This decrease was partly offset by an increase in respect of the change in exchange rate differences and hedging transaction results, in the amount of $9 million.

Tax expenses

The tax expenses in the nine months ended September 30, 2018 amounted to $110 million, reflecting an effective tax rate of about 9%, which is significantly lower than the Company’s usual tax rate, mainly due to exempt income as a result of the divestment of the businesses at the end of the first quarter of 2018, the devaluation of the shekel against the dollar during the period, which positively impacted the shekel tax obligation in the Israeli subsidiaries and a decrease in tax provisions in Israel.

12 Israel Chemicals Limited  Q3 2018 Results

Segment Information

Segment revenues, expenses and results include inter-segment transfers, which are priced mainly based on transaction prices in the ordinary course of business – this being based on reports that are regularly reviewed by the chief operating decision maker. These transfers are eliminated as part of consolidation of the financial statements.

The segment profit is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

13 Israel Chemicals Limited  Q3 2018 Results

Industrial Products Segment information as at September 30, 2018 (Unaudited)

Industrial Products

Significant highlights and business environment

•
During the third quarter of 2018 the price of elemental bromine in China increased compared to the second quarter of 2018 as the local bromine production was affected by strict environmental-related regulatory pressure and the upcoming winter.

•
Despite stable market demand, ICL’s sales of bromine-based flame retardants increased compared to the corresponding quarter mainly due to higher prices and volumes of TBBA in China and FR-245 as a result of production shortage in the market.

•
Clear brine fluids sales were higher compared to the corresponding quarter mainly due to continuation of the higher drilling activity in the Gulf of Mexico and a major Israeli gas drilling project, which was concluded at the end of the third quarter of 2018.

•
Sales of phosphorous‑based flame retardants in ICL’s markets (US and Europe) increased compared to the corresponding quarter as a result of continuous strict environmental‑related regulatory pressure in China which impacted competitors’ supply, supporting the segment’s sale volume and prices.

•	Higher profitability for magnesia products as a result of higher selling prices and continued focus on applications with higher margins.

Results of Operations

7-9/2018	7-9/2017	1-9/2018	1-9/2017	2017
$ millions	$ millions	$ millions	$ millions	$ millions

Total Sales	328	289	976	890	1,193
Sales to external customers	325	286	965	881	1,179
Sales to internal customers	3	3	11	9	14
Segment profit	95	77	267	230	303
Depreciation and Amortization	16	15	47	46	61
Capital expenditures	14	12	38	32	49

14 Israel Chemicals Limited  Q3 2018 Results

Industrial Products Segment information as at September 30, 2018 (Unaudited)

Results of operations for the period July – September 2018

Sales analysis	$ millions

Total sales Q3 2017	289
Quantity	20
Price	19
Exchange rate	-
Total sales Q3 2018	328

-	Quantity – the increase derives mainly from an increase in the quantities sold of bromine-based flame retardants and phosphorous-based flame retardants and industrial solutions.

-	Price – the increase derives mainly from an increase in the selling prices of bromine-based industrial solutions and flame retardants, phosphorous-based flame retardants and magnesia products.

Segment profit analysis	$ millions

Total segment profit Q3 2017	77
Quantity	6
Price	19
Exchange rate	(2)
Raw materials	(5)
Energy	-
Transportation	-
Operating and other (expenses) income	-
Total segment profit Q3 2018	95

-
Quantity – the positive impact on the segment’s profit derives mainly from an increase in the quantities sold of bromine-based flame retardants and phosphorous-based flame retardants and industrial solutions.

-
Price – the positive impact on the segment’s profit derives mainly from an increase in the selling prices of bromine-based industrial solutions and flame retardants, phosphorous-based flame retardants and magnesia products.

-	Raw materials – the negative impact on the segment’s profit derives mainly from an increase in the prices of raw materials used for bromine- and phosphorous-based flame retardants.

15 Israel Chemicals Limited  Q3 2018 Results

Industrial Products Segment information as at September 30, 2018 (Unaudited)

Results of operations for the period January – September 2018

Sales analysis	$ millions

Total sales YTD 2017	890
Quantity	20
Price	52
Exchange rate	14
Total sales YTD 2018	976

-
Quantity – the increase derives mainly from an increase in the quantities sold of bromine-based flame retardants, phosphorous-based flame retardants and industrial solutions and magnesia products. The increase was partly offset by a decrease in the quantities sold of bromine-based industrial solutions.

-	Price – the increase derives mainly from an increase in the selling prices of bromine-based industrial solutions and flame retardants, phosphorous-based flame retardants and magnesia products.

-	Exchange rate – the increase derives mainly from the upward revaluation of the euro against the dollar.

Segment profit analysis	$ millions

Total segment profit YTD 2017	230
Quantity	-
Price	52
Exchange rate	(3)
Raw materials	(8)
Energy	(2)
Transportation	1
Operating and other (expenses) income	(3)
Total segment profit YTD 2018	267

-
Quantity – the increase in the quantities sold of bromine-based flame retardants, phosphorous‑based flame retardants and industrial solutions and magnesia products was fully offset by a decrease in the quantities sold of bromine-based industrial solutions.

-
Price – the positive impact on the segment’s profit derives mainly from an increase in the selling prices of bromine-based industrial solutions and flame retardants, phosphorous-based flame retardants and magnesia products.

-
Exchange rate – the negative impact on the segment’s profit derives mainly from the upward revaluation of the shekel and the euro against the dollar increasing production costs. This was partly offset by the upward revaluation of the euro against the dollar increasing revenues.

-	Raw materials – the negative impact on the segment’s profit derives mainly from an increase in the prices of raw materials used for bromine- and phosphorous-based flame retardants.

16 Israel Chemicals Limited  Q3 2018 Results

Potash Segment information as at September 30, 2018 (Unaudited)

Potash

Significant highlights and business environment

•
The Grain price index, which peaked at May/June this year, has declined during the third quarter mainly due to the China/US trade dispute and positive crop yields projected for this year by the USDA (United States Department of Agriculture). Despite the above said, fertilizers affordability is still favorable, mainly in Brazil, where farmers’ position improved due to higher exports to China and due to the devaluation of the Brazilian real against the dollar.

•
Based on the WASDE (World Agricultural Supply and Demand Estimates) report published by the USDA in October 2018, the grain stock to use ratio for the 2018/2019 agricultural year is expected to decrease to 22.6%, compared with 25.2% at the end of the 2017/2018 agricultural year, and compared with 25.5% in the 2016/2017 agricultural year.

•
The FAO (Food and Agriculture Organization of the UN) raised its October forecast for global cereal production in 2018 by 3 million tonnes since the previous report in September, to 2,591 million tonnes, which is still 63 million tonnes (2.4%) below last year’s record high.

•
Potash prices continued to firm during the third quarter of 2018, supported by healthy demand and delayed entry of new capacity. According to CRU (Fertilizer Week Historical Prices of October 2018), the average CFR Brazil price of granular Potash (all supply sources) for the third quarter of 2018 was $330 per tonne, up by 7% and 23.8% compared to the second quarter of 2018 and the third quarter of 2017, respectively. Prices continued to firm in the fourth quarter and the current average prices in Brazil are around $350 per tonne (CRU - Fertilizer Week Historical Prices of October 2018).

•
On August 28, 2018, India has signed a contract to import potash at $290 CFR, which marks an increase of $50 per tonne compared to last year’s contract. The supply period is from September 2018 to June 2019. ICL has signed a contract to supply 775 thousand tonnes (including optional quantities) to its customers in India for the same period.

•
On September 17, 2018, BPC has agreed the first Chinese MOP supply contract of 2018 at a price of $290 per tonne CFR, which marks an increase of $60 per tonne compared to last year's level, to be supplied until June 2019. ICL has signed a contract to supply 905 thousand tonnes (excluding optional quantities) to its customers in China for the same period.

•	According to preliminary data from China, potash imports during January to September 2018 reached 5.56 million tonnes, a 1.4% increase compared to the corresponding period last year.

•
According to the FAI (Fertilizer Association of India), potash imports during January to September 2018 amounted to 3.29 million tonnes, a 6.3% increase over the imports during the corresponding period last year. The Indian rupee experienced a significant weakness against the US dollar during the past few months, reaching almost 75 rupee per one US dollar. This may negatively impact future demand.

•
According to ANDA (Brazilian National Fertilizer Association), potash imports into Brazil during the first nine months of 2018 amounted to 7.2 million tonnes, 3.2% increase over the comparable period in 2017.

17 Israel Chemicals Limited  Q3 2018 Results

Potash Segment information as at September 30, 2018 (Unaudited)

•
It looks like ramp-up of new capacity is slower than initially announced with technical challenges accounting for the majority of the delays. EuroChem just recently reported the first export shipment to South East Asia from its Usolskiy mine, while its VolgaKaliy mine still experiences water inflow in its cage shaft and production start is now delayed to 2019. The K+S Bethune mine in Canada is also ramping-up slower than previously announced and the Garlyk mine in Turkmenistan still produces at low utilization rate.

•
Potash segment is continuing the optimization of its European mineral assets: ICL Iberia is progressing with construction of the new access tunnel to the mine in the Suria site and the completion is expected to take place at the end of 2019. In September 2018, a definitive Urban Master Plan (PDU) was approved, constituting the next stage in the Suria site expansion. The Company continues to implement efficiency measures to reduce its cost per tonne. Further to that stated in “Item 4” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 that provides details about the agreement with AkzoNobel for production and marketing of vacuum salt, the agreement provides a specific deadline (July 1, 2018) by which certain condition precedent had to be fulfilled. Since such condition precedent was not met by the agreed deadline, the Company formally informed AkzoNobel that, the agreement had to be deemed automatically terminated once that deadline passed. The Company will continue to supply salt to AkzoNobel during the next two years pursuant to the supply agreements, which remain in force. The Company is exploring better options for the salt treatment in its potash facilities in Spain. Following correspondence between AkzoNobel and the Company, in which AkzoNobel challenged the automatic termination of the agreement, on August 2, 2018, AkzoNobel commenced arbitration proceedings according to the agreement between the parties. The Company filed its response on October 2, 2018.

•
ICL Boulby mine in the UK ceased to produce MOP at the end of the second quarter of 2018. Further to the losses recorded in 2017, ICL Boulby recorded notable losses during the third quarter of 2018 and is expected to continue to record losses throughout the transition process from potash to Polysulphate, which also included two weeks of shutdown in part of the production facilities during the third quarter of 2018.

•
Part of the Company's strategy is to grow the FertilizerspluS platform (previously referred to also as semi-specialty fertilizers), mainly by utilizing Polysulphate as a base for a product portfolio including PotashpluS, PKpluS and others. During the third quarter of 2018, an improved quality of PotashpluS was achieved and commercial sales are expected to start by the end of 2018. In the first nine months of 2018, total sales of FertilizerspluS reached $73 million.

•	The new power station in Sodom became operational during the third quarter of 2018, including initiation of sales of electricity to the Israeli Electric Corporation and other external customers.

•
Metal magnesium – the magnesium business recorded a higher loss as a result of lower production due to raw material availability. Global demand for magnesium remains constrained in China, Brazil and Europe while prices are under pressure due to increased Chinese exports as well as imports to the US from Russian, Kazakh and Turkish producers.

18 Israel Chemicals Limited  Q3 2018 Results

Potash Segment information as at September 30, 2018 (Unaudited)

Trade actions by the US have pushed up prices for steel and aluminum, which in turn are causing a resumption of domestic production, and consequent demand for raw materials. In addition, several producers have announced investments in their US magnesium operations geared toward supporting domestic automotive original equipment manufacturers (OEMs). As a result of the above, there is a trend of improvement in the US magnesium market.

On October 24, 2018 an anti-dumping and countervailing duty petition was filed to the International Trade Administration of the U.S. Department of Commerce and the U.S. International Trade Commission by a US magnesium competitor, alleging that imports of magnesium produced in Israel by Dead Sea Magnesium Ltd. are being subsidized and are being sold at less than fair value in the U.S. market. At this time it is not possible to determine whether either claim will be successful or whether tariffs in any particular amount will be imposed in the future. For additional information, see “Legal Proceedings”.

Results of Operations

7-9/2018	7-9/2017	1-9/2018	1-9/2017	2017
$ millions	$ millions	$ millions	$ millions	$ millions

Total sales	409	372	1,108	969	1,383
Potash sales to external customers	321	315	867	779	1,119
Potash sales to internal customers	23	12	56	51	71
Other and eliminations*	65	45	185	139	193
Gross profit	171	141	446	345	539
Segment profit	97	65	235	163	282
Depreciation and Amortization	32	32	101	92	128
Capital expenditures	72	41	223	151	270
Average realized price (in $)**	287	235	271	235	236

* Mainly includes Polysulphate produced in a UK mine, salt produced in underground mines in UK and Spain, magnesium-based products and sales of electricity produced in Israel.

** Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales’ quantities. The difference between FOB price and average realized price is mainly marine transportation costs.

Potash – Production and Sales

Thousands of tonnes	7-9/2018	7-9/2017	1-9/2018	1-9/2017	2017

Production	1,151	1,181	3,657	3,470	4,773
Total sales (including internal sales)	1,200	1,394	3,402	3,539	5,039
Closing inventory	655	597	655	597	400

19 Israel Chemicals Limited  Q3 2018 Results

Potash Segment information as at September 30, 2018 (Unaudited)

Potash – Production and Sales (thousands of tonnes)

7-9/2018

-
Production – in the third quarter of 2018, production of potash was 30 thousand tonnes lower than in the corresponding quarter last year, mainly due to stoppage of the potash operation in ICL Boulby at the end of the second quarter of 2018, as part of the transition to the Polysulphate production. This decrease was partly offset by increased production in ICL Dead Sea.

-
Sales – the quantity of potash sold in the third quarter of 2018, was 194 thousand tonnes lower than in the corresponding quarter last year, mainly due to a decrease in potash sales to Asia, as a result of the delay in the contracts signing with China and India, and lower sales to South America.

1-9/2018

-
Production – in the first nine months of 2018, production of potash was 187 thousand tonnes higher than in the corresponding period last year, due to increased production in ICL Dead Sea and ICL Iberia, despite the stoppage of the potash operation in ICL Boulby at the end of the second quarter of 2018, as part of the transition to the Polysulphate production. The increased production in ICL Iberia derived mainly from an efficiency plan implemented at the beginning of 2018 and from higher ore grade in the mining area in the first quarter of 2018.

-
Sales – the quantity of potash sold in the first nine months of 2018, was 137 thousand tonnes lower than in the corresponding period last year, mainly due to a decrease in potash sales to South America.

20 Israel Chemicals Limited  Q3 2018 Results

Potash Segment information as at September 30, 2018 (Unaudited)

Results of operations for the period July – September 2018

Sales analysis	$ millions

Total sales Q3 2017	372
Quantity	(15)
Price	54
Exchange rate	(2)
Total sales Q3 2018	409

-	Quantity – the decrease derives mainly from a decrease in potash quantities sold mainly to Asia.

-	Price – the increase derives from an increase in potash selling prices.

-	Exchange rate – the decrease derives mainly from the devaluation of the euro against the dollar.

Segment profit analysis	$ millions

Total segment profit Q3 2017	65
Quantity	(9)
Price	54
Exchange rate	1
Energy	(1)
Transportation	(4)
Operating and other (expenses) income	(9)
Total segment profit Q3 2018	97

-	Quantity –the negative impact on the segment’s profit derives mainly from a decrease in potash quantities sold mainly to Asia.

-	Price – the positive impact on the segment’s profit derives from an increase in potash selling prices.

-	Transportation – the negative impact on the segment’s profit derives mainly from an increase in marine transportation prices.

-
Operating and other (expenses) income – the negative impact on the segment’s profit derives mainly from an increase in royalties and sales commissions, as a result of higher revenue, together with expenses recorded in connection with DSW’s collective labor agreement signed in the previous quarter.

21 Israel Chemicals Limited  Q3 2018 Results

Potash Segment information as at September 30, 2018 (Unaudited)

Results of operations for the period January – September 2018

Sales analysis	$ millions

Total sales YTD 2017	969
Quantity	(6)
Price	120
Exchange rate	25
Total sales YTD 2018	1,108

-	Quantity – the decrease derives mainly from a decrease in potash quantities sold mainly to South America.

-	Price – the increase derives from an increase in potash selling prices.

-	Exchange rate – the increase derives mainly from the upward revaluation of the euro against the dollar.

Segment profit analysis	$ millions

Total segment profit YTD 2017	163
Quantity	(4)
Price	120
Exchange rate	(8)
Energy	(4)
Transportation	(16)
Operating and other (expenses) income	(16)
Total segment profit YTD 2018	235

-	Quantity – the moderate negative impact on the segment’s profit derives mainly from a decrease in potash quantities sold, mainly to South America.

-	Price – the positive impact on the segment’s profit derives from an increase in potash selling prices.

-
Exchange rate – the negative impact on the segment’s profit derives mainly from the upward revaluation of the euro and the shekel against the dollar increasing production costs. This decrease was partly offset by the upward revaluation of the euro against the dollar increasing revenues.

-	Energy – the moderate negative impact on the segment’s profit derives mainly from an increase in electricity and gas prices.

-	Transportation – the negative impact on the segment’s profit derives mainly from an increase in marine transportation prices.

-
Operating and other (expenses) income – the negative impact on the segment’s profit derives mainly from an increase in royalties and sales commissions, as a result of higher revenue, from expenses recorded in connection with DSW's collective labor agreement signed in the previous quarter and from a capital gain due to sale of an office building in Israel, recorded in the corresponding period last year. This decrease was partly offset by an income from the sale of ICL Boulby’s EUA (European Union Emissions Allowance) surplus.

22 Israel Chemicals Limited  Q3 2018 Results

Phosphate Solutions Segment information as at September 30, 2018 (Unaudited)

Phosphate Solutions

The strategy of Phosphate Solutions segment is to be a leading provider of value added specialty solutions based on phosphate for the Industrial, Food and Agriculture markets. The segment’s goal is to outgrow the market by enhancing its customer relationships and at the same time optimizing its upstream capabilities directed towards specialties products. The segment operates in two main streams: Phosphate Specialties and Phosphate Commodities. The diversification into higher value-added specialty products leverages ICL's integrated business model and provides it with additional margins on top of the commodity margin. For additional information, see “Performance Overview”.

Phosphate Solutions results in the third quarter of 2018 improved compared to the corresponding quarter last year. The improved performance was supported by higher prices of Commodities and Specialties. This was partly offset by the increase in sulphur prices and lower volumes sold.

Phosphate Solutions: Backward Integrated Value Chain

23 Israel Chemicals Limited  Q3 2018 Results

Phosphate Solutions Segment information as at September 30, 2018 (Unaudited)

Significant highlights and business environment

See below the main highlights in Phosphate Specialties:

Phosphate Specialties includes phosphate-based food applications and industrial applications, both of which are downstream parts of ICL’s phosphate value chain, as well as dairy proteins business. Excluding the divestment of Rovita at the beginning of the third quarter of 2018, global sales of Phosphate Specialties increased by approximately 4% compared to the corresponding quarter last year to $303 million, while higher prices drove approximately 18% growth in profit to $46 million.

•
Phosphate acids’ performance was favorably impacted by demand from new European customers that imported acid in the past. This compensated for lower volumes sold as a result of higher prices. Performance also benefitted from higher volumes and improved pricing, supported by market conditions in the United States, in anticipation of tariffs imposition on imported Chinese products which became effective September 24th. In China ongoing growth is driven by price increases and diversification of the acid customer base. Results in South America continued to be solid as a result of higher prices, while acid exports from Brazil to other South American countries remained stable.

•
The phosphate salts’ performance was favorably driven by increased prices which more than compensated for increased costs of certain raw materials. The European sales of phosphate‑based food additives to the bakery and dairy markets were similar to the third quarter last year while sales to the meat market were negatively impacted by the transition to a new distributor in Russia. In North America, industrial salts revenues increased compared to the corresponding quarter last year due to higher volumes and improved pricing, while food salts experienced volume losses in the Americas in the lower-premium product lines. Continued growth in China was driven by an increase in the YPH Joint Venture’s local market share for salts, predominantly in the body care markets, as well as ongoing efforts to penetrate new end markets.

•	The Paints and Coatings business experienced ongoing strong performance globally during the third quarter of 2018. Sales increase was driven both by strong volumes and higher selling prices.

•
The strong recovery in the Dairy Protein business during the quarter resulted from improved demand from a key account in the Chinese market, as well as the ongoing customer base diversification and continuous focus on developing organic dairy solutions for the infant food industry.

•
In July 2018, ICL divested and transferred the assets and business of Rovita GmbH, which produces a commodity milk protein. In the corresponding quarter of 2017, the business reported sales of $9 million and operating loss of approximately $1 million.

24 Israel Chemicals Limited  Q3 2018 Results

Phosphate Solutions Segment information as at September 30, 2018 (Unaudited)

See below the main highlights in Phosphate Commodities:

•	The results in the third quarter of 2018 were positively impacted by higher prices which were partly offset by higher sulphur prices.

•
The phosphate market continued to firm moderately during the third quarter of 2018. Improved demand, higher sulphur prices and slower than expected ramp-up of new production in Morocco and Saudi Arabia, led to price increases. Higher sulphur prices and environmental-related regulatory pressure increased Chinese production costs and squeezed Chinese producers' margins.

•
Market observers are forecasting stability in global phosphate fertilizers prices until the end of 2018, when higher supply is expected to come from the ramping-up of Saudi Arabia Wa’ad al Shamal facility and increased Chinese exports, which could lead to price decreases in 2019.

•
Sulphur prices continued their upward trend which started in the third quarter of 2016. The average price CFR China during the third quarter of 2018 reached $162 per tonne, 12% up on the second quarter of 2018 and 39% up on the third quarter of 2017. At the end of September 2018, sulphur prices reached $183 per tonne CFR China and this upward trend is expected to continue in the fourth quarter (according to CRU - Fertilizer Week Historical Prices, October 2018).

•
Brazil phosphate fertilizers (SSP, TSP, MAP and DAP) imports during January to September 2018 totaled 4.06 million tonnes, down 5.3% on imports during the first nine months of 2017. The main decline was in the import of MAP and DAP, of 11% and 30% respectively, while imports of SSP and TSP increased by 26% and 1.8% respectively, during the same period.

•
The Moroccan producer, OCP said it agreed its fourth-quarter phosphoric acid contracts with Indian buyers at $768 per tonne P2O5 CFR, an increase of $10 per tonne compared to the third quarter of 2018. This follows an increase of $28 per tonne agreed in the third quarter.

•
According to the FAI (Fertilizer Association of India), DAP imports during the first nine months of 2018 increased by 45.7% to 4.48 million tonnes compared to the corresponding period last year. On the other hand, domestic DAP production, decreased by 25% compared to the corresponding period last year, to 2.74 million tonnes, mainly due to the increase in phosphoric acid prices.

•	Average prices (according to CRU- Fertilizer Week Historical Prices , September 2018):

$ per tonne, FOB Morocco	7-9/2018	4-6/2018	7-9/2017	% VS 4-6/2018	% VS 7-9/2017

DAP	441	419	352	5%	25%
TSP	354	323	271	10%	31%
Phosphate Rock (68-72% BPL)	96	89	86	8%	12%

25 Israel Chemicals Limited  Q3 2018 Results

Phosphate Solutions Segment information as at September 30, 2018 (Unaudited)

•	For information regarding the permits of ICL Rotem gypsum ponds, see Note 6 to the Company’s condensed consolidated interim financial statements as at September 30, 2018.

•
For information regarding the developments in the agriculture market and FertilizerspluS products, which are mainly based on Polysulphate, see “Potash - significant highlights and business environment”.

Results of Operations

7-9/2018	7-9/2017	1-9/2018	1-9/2017	2017
$ millions	$ millions	$ millions	$ millions	$ millions

Total Sales	530	520	1,604	1,550	2,037
Sales to external customers	513	495	1,530	1,478	1,938
Sales to internal customers	17	25	74	72	99
Segment profit	63	52	170	126	149
Depreciation and Amortization	39	44	130	127	172
Capital expenditures	42	42	123	125	154

Phosphate Solutions: Backward Integrated Value Chain

Thousands of tonnes	7-9/2018	7-9/2017	1-9/2018	1-9/2017	2017

Phosphate rock
Production	1,232	1,096	3,681	3,779	4,877
Green phosphoric acid
Used for production of phosphate commodities	148	108	400	336	451
Used for production of phosphate specialties	77	72	228	206	281
Other	5	5	15	22	28
Phosphate fertilizers
Production	615	490	1,685	1,539	2,094
Sales*	614	564	1,726	1,790	2,291
Pure phosphoric acid
Production	73	70	220	203	275

* To external customers.
26 Israel Chemicals Limited  Q3 2018 Results

Phosphate Solutions Segment information as at September 30, 2018 (Unaudited)

Phosphate Solutions: Backward Integrated Value Chain

7-9/2018

-
Production of phosphate rock – in the third quarter of 2018, production of phosphate rock was higher by 136 thousand tonnes than in the corresponding quarter last year, mainly due to a shutdown at ICL Rotem Zin plant during the third quarter of 2017, as a result of decreased phosphate rock sales due to lower prices and as a result of a discontinuation of sales to a major Israeli customer.

-
Green phosphoric acid – in the third quarter of 2018, green phosphoric acid used for production of phosphate commodities was higher by 40 thousand tonnes than in the corresponding quarter last year, mainly due to increased production of phosphate fertilizers in YPH joint venture. Green phosphoric acid used for production of phosphate specialties in the third quarter of 2018, was higher by 5 thousand tonnes than in the corresponding quarter last year, mainly due to the segment's strategy for increasing production of phosphate-based specialty products.

-
Production of phosphate fertilizers – in the third quarter of 2018, production of phosphate fertilizers was higher by 125 thousand tonnes than in the corresponding quarter last year, mainly due to increased production of phosphate fertilizers in YPH joint venture.

-
Sales of phosphate fertilizers – the quantity of phosphate fertilizers sold in the third quarter of 2018 was 50 thousand tonnes higher than in the corresponding quarter last year, mainly due to an increase in sales to North America and in China by the YPH joint venture.

-
Production of pure phosphoric acid – in the third quarter of 2018, production of pure phosphoric acid was higher by 3 thousand tonnes than in the corresponding quarter last year, mainly due to a reduced production in the third quarter of 2017 at ICL Rotem.

1-9/2018

-
Production of phosphate rock – in the first nine months of 2018, production of phosphate rock was lower by 98 thousand tonnes than in the corresponding period last year, mainly due to maintenance activities in YPH joint venture together with adjusting production volumes to the business environment.

-
Green phosphoric acid – in the first nine months of 2018, green phosphoric acid used for production of phosphate commodities was higher by 64 thousand tonnes than in the corresponding period last year, mainly due to increased production of phosphate fertilizers in YPH joint venture. Green phosphoric acid used for production of phosphate specialties in the first nine months of 2018, was higher by 22 thousand tonnes than in the corresponding period last year, mainly due to the segment's strategy for increasing production of phosphate-based specialty products.

-
Production of phosphate fertilizers – in the first nine months of 2018, production of phosphate fertilizers was higher by 146 thousand tonnes than in the corresponding period last year, mainly due to increased production of phosphate fertilizers in YPH joint venture.

-
Sales of phosphate fertilizers – the quantity of phosphate fertilizers sold in the first nine months of 2018 was 64 thousand tonnes lower than in the corresponding period last year, mainly due to a decrease in sales in China by the YPH joint venture.

-
Production of pure phosphoric acid – in the first nine months of 2018, production of pure phosphoric acid was higher by 17 thousand tonnes than in the corresponding period last year, mainly due to reduced production in the first nine months of 2017, which was related to a shortage of 4D acid in ICL Rotem.

27 Israel Chemicals Limited  Q3 2018 Results

Phosphate Solutions Segment information as at September 30, 2018 (Unaudited)

Results of operations for the period July – September 2018

Sales analysis	$ millions

Total sales Q3 2017	520
Divested businesses	(9)
Total sales Q3 2017 (excluding divested businesses)	511
Quantity	(27)
Price	52
Exchange rate	(6)
Total sales Q3 2018	530

-	Divested businesses – sale of the assets and business of Rovita at the beginning of the third quarter of 2018.

-
Quantity – the decrease derives mainly from the phosphate commodities, due to a decrease in green phosphoric acid (partly due to the segment's strategy of increasing production of phosphate-based specialty products). This trend was enhanced by a decrease in quantities of phosphate-based food additives in the phosphate specialties business (partly as a result of the value-focused strategy), which was partly offset by an increase in dairy proteins quantities sold, mainly to the Chinese market.

-
Price – the segment benefited from a positive price impact throughout most of the phosphate chain. The increase derives mainly from selling prices of phosphate fertilizers together with phosphate-based acids and food additives (mainly as part of the value-focused strategy).

-	Exchange rate – the decrease derives mainly from the devaluation of the euro against the dollar.

28 Israel Chemicals Limited  Q3 2018 Results

Phosphate Solutions Segment information as at September 30, 2018 (Unaudited)

Segment profit analysis	$ millions

Total segment profit Q3 2017	52
Divested businesses	1
Total segment profit Q3 2017 (excluding divested businesses)	53
Quantity	(9)
Price	52
Exchange rate	2
Raw materials	(21)
Energy	-
Transportation	(3)
Operating and other (expenses) income	(11)
Total segment profit Q3 2018	63

-	Divested businesses – sale of the assets and business of Rovita at the beginning of the third quarter of 2018.

-
Quantity – the negative impact on the segment’s profit derives mainly from the phosphate commodities, due to the decrease in green phosphoric acid quantities. In the phosphate specialties business the decrease in quantities of phosphate-based food additives was fully offset by an increase in quantities of dairy proteins sold.

-	Price – the segment benefited from a positive price impact throughout most of the phosphate‑chain, as described above.

-	Raw materials – the negative impact on the segment’s profit derives mainly from higher sulphur prices which increased the costs of the main raw materials throughout the phosphate value chain.

-	Operating and other (expenses) income – the negative impact on the segment’s profit derives mainly from an insurance income in Israel, recorded in the corresponding quarter last year.

29 Israel Chemicals Limited  Q3 2018 Results

Phosphate Solutions Segment information as at September 30, 2018 (Unaudited)

Results of operations for the period January – September 2018

Sales analysis	$ millions

Total sales YTD 2017	1,550
Divested businesses	(9)
Total sales YTD 2017 (excluding divested businesses)	1,541
Quantity	(99)
Price	104
Exchange rate	58
Total sales YTD 2018	1,604

-	Divested businesses – sale of the assets and business of Rovita at the beginning of the third quarter of 2018.

-
Quantity – the decrease derives mainly from the phosphate commodities, due to a decrease in green phosphoric acid (partly due to the segment's strategy of increasing production of phosphate-based specialty products) and phosphate fertilizers quantities sold. This trend was enhanced by a decrease in quantities of phosphate-based food additives in the phosphate specialties business (partly as a result of the segment's value-focused strategy), which was partly offset by an increase in dairy proteins quantities sold, mainly to the Chinese market.

-
Price – the segment benefited from a positive price impact throughout most of the phosphate chain. The increase derives mainly from selling prices of phosphate fertilizers, together with phosphate-based acids and food additives (mainly as part of value-focused strategy).

-	Exchange rate – the increase derives mainly from the upward revaluation of the euro against the dollar.

30 Israel Chemicals Limited  Q3 2018 Results

Phosphate Solutions Segment information as at September 30, 2018 (Unaudited)

Segment profit analysis	$ millions

Total segment profit YTD 2017	126
Divested businesses	1
Total segment profit YTD 2017 (excluding divested businesses)	127
Quantity	(6)
Price	104
Exchange rate	3
Raw materials	(43)
Energy	(1)
Transportation	(6)
Operating and other (expenses) income	(8)
Total segment profit YTD 2018	170

-	Divested businesses – sale of the assets and business of Rovita at the beginning of the third quarter of 2018.

-
Quantity – the moderate negative impact on the segment’s profit derives mainly from the phosphate commodities, and was mostly offset by an increase in the phosphate specialties business. The decrease was mainly in green phosphoric acid quantities and phosphate fertilizers, together with a decrease in quantities of phosphate-based food additives. The increase in the phosphate specialties business was mainly due to dairy proteins quantities sold coupled with a positive product-mix.

-	Price – the segment benefited from a positive price impact throughout most of the phosphate‑chain, as described above.

-
Exchange rate – the moderate positive impact on the segment’s profit derives mainly from the upward revaluation of the euro against the dollar increasing revenues. This increase was partly offset by the upward revaluation of the shekel against the dollar increasing production costs.

-	Raw materials – the negative impact on the segment’s profit derives mainly from higher sulphur prices which increased the costs of the main raw materials throughout the phosphate value chain.

-	Transportation – the negative impact on the segment’s profit derives mainly from an increase in marine transportation prices.

-
Operating and other (expenses) income – the negative impact on the segment’s profit derives mainly from an insurance income in Israel partly offset by an environment-related provision, both recorded in the corresponding period last year.

31 Israel Chemicals Limited  Q3 2018 Results

Innovative Ag Solutions Segment information as at September 30, 2018 (Unaudited)

Innovative Ag Solutions

The Company’s new Innovative Ag Solutions (“IAS”) segment was established on the foundations of ICL’s specialty fertilizers business.

The segment aims to achieve global leadership by creating new solutions for its customers, leveraging what the Company believes are the segment’s strengths, which include, among others, R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how.

The specialty fertilizers business produces liquid, soluble, slow-release and controlled-release fertilizers.

The IAS segment will also function as ICL’s innovative arm, which will seek to focus on R&D, as well as implement digital innovation.

Significant highlights and business environment

•	Higher sales volumes and prices led to higher revenues. However, higher expenses, including raw material costs and costs related to the realignment of the segment, resulted in lower profit margins.

•	Sales in Europe and China increased compared to the third quarter of 2017, while remaining flat in the US.

•
Sales volumes of specialty agriculture products increased in most product lines including coated fertilizers, liquid NPK, straight fertilizers and traded materials. In addition, an increase was recorded in the prices of straight fertilizers (mainly MKP and PeKacid).

•
Sales to the Turf and Ornamental market were stable. The severe drought across Europe during the quarter led to limited application, mainly in the Turf and Landscape market. This was offset by an increase in the sales of wetting agents, liquid fertilizers, as well as controlled-release and water-soluble fertilizers for ornamental horticulture.

32 Israel Chemicals Limited  Q3 2018 Results

Innovative Ag Solutions Segment information as at September 30, 2018 (Unaudited)

Results of Operations

7-9/2018	7-9/2017	1-9/2018	1-9/2017	2017
$ millions	$ millions	$ millions	$ millions	$ millions
Total Sales	161	154	594	536	692
Sales to external customers	157	149	577	523	671
Sales to internal customers	4	5	17	13	21
Segment profit	7	9	55	48	56
Depreciation and Amortization	5	4	14	13	19
Capital expenditures	3	2	8	7	12

Results of operations for the period July – September 2018

Sales analysis	$ millions

Total sales Q3 2017	154
Quantity	4
Price	3
Exchange rate	-
Total sales Q3 2018	161

-	Quantity – the increase derives mainly from specialty agriculture products.

-	Price – the increase derives mainly from an increase in the selling prices of straight fertilizers.

Segment profit analysis	$ millions

Total segment profit Q3 2017	9
Quantity	1
Price	3
Exchange rate	-
Raw materials	(3)
Energy	-
Transportation	-
Operating and other (expenses) income	(3)
Total segment profit Q3 2018	7

-	Quantity – the minor positive impact on the segment’s profit derives mainly from specialty agriculture products.

-	Price - the positive impact on the segment’s profit derives mainly from an increase in the selling prices of straight fertilizers.

-	Raw materials – the negative impact on the segment’s profit derives from an increase in most of the segment’s raw materials prices, mainly ammonia and caustic soda.

33 Israel Chemicals Limited  Q3 2018 Results

Innovative Ag Solutions Segment information as at September 30, 2018 (Unaudited)

Results of operations for the period January – September 2018

Sales analysis	$ millions

Total sales YTD 2017	536
Quantity	26
Price	9
Exchange rate	23
Total sales YTD 2018	594

-	Quantity – the increase derives mainly from specialty agriculture products, largely from straight fertilizers, solid TPP and chemicals.

-	Price – the increase derives mainly from an increase in the selling prices of straight fertilizers.

-	Exchange rate – the increase derives mainly from the upward revaluation of the euro against the dollar.

Segment profit analysis	$ millions

Total segment profit YTD 2017	48
Quantity	8
Price	9
Exchange rate	3
Raw materials	(12)
Energy	-
Transportation	-
Operating and other (expenses) income	(1)
Total segment profit YTD 2018	55

-	Quantity – the positive impact on the segment’s profit derives mainly from specialty agriculture products.

-	Price – the positive impact on the segment’s profit derives mainly from an increase in the selling prices of straight fertilizers.

-	Exchange rate – the positive impact on the segment’s profit derives mainly from the upward revaluation of the euro against the dollar.

-	Raw materials – the negative impact on the segment’s profit derives from an increase in most of the segment’s raw materials prices, mainly ammonia and caustic soda.

34 Israel Chemicals Limited  Q3 2018 Results

Liquidity and Capital Resources

Source and uses of cash

Set forth below are the highlights of the changes in the cash flows in the third quarter of 2018, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the third quarter of 2018, the cash flows provided by operating activities increased by $20 million compared with the corresponding quarter last year. The strong results in the current quarter compared with the corresponding quarter last year more than compensated for an increase in the net working capital. The increase was achieved despite the notable contribution from the highly cash generating divested fire safety and oil additives businesses in Q3 2017.

Net cash used in investing activities:

The cash flow used in investing activities in the third quarter of 2018 was $149 million compared with $119 million in the corresponding quarter last year. This was impacted mainly by an increase in cash flows used for investments in property, plant and equipment (e.g. investing in P9 pumping station), in the amount of $47 million. The increase was partly offset by a decrease in deposits.

Net cash used in financing activities:

In the third quarter of 2018, there was an increase of $66 million in the cash flows used in financing activities compared with the corresponding quarter last year. This increase derives mainly from an increase in the net short term and long term loans repayments and higher dividend payment in the amount of $24 million, compared with the corresponding quarter last year.

Debt Movement

As at September 30, 2018, ICL’s net financial liabilities amounted to $2,205 million, a decrease of $832 million compared to December 31, 2017. The significant decrease of the net financial liabilities derives mainly from the use of proceeds received from the sale of the Fire Safety and Oil Additives (P2S5) businesses.

The total amount of the securitization facility framework is $350 million. As at September 30, 2018, ICL had utilized approximately $348 million of the securitization facility’s framework.

In addition, ICL has long-term credit facilities of $2,026 million and €60 million, of which $1,946 million was unutilized as at September 30, 2018. As part of the Company efforts to reduce its finance expenses, on October 29, 2018, the Company entered into an agreement according to which, its commitment under certain revolving credit facility agreements will be reduced by a total aggregate amount of $655 million, to an amount of $1.2 billion (hereinafter – the agreement). In accordance with the agreement, the maturity date of the $1.2 billion revolving credit facility has been extended from March 2022 to March 2023, with two options for an extension (at the banks’ option) of an additional one year each, so that the final maturity date, if all options are consummated, will be March 2025. All the other material original terms of the revolving credit facility agreements were maintained. The agreement will enter into effect in November 2018.

On May 29, 2018, the Company completed a cash tender offer for any and all of its Series D debentures, senior notes due in 2024 with a coupon of 4.5%. Following the tender offer, the Company repurchased an amount of $616 million out of the original principal amount of $800 million.

On May 31, 2018, the Company completed a private offering of senior unsecured notes (hereinafter – Series F Debentures) to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, in a total amount of $600 million, due in 2038. The Series F Debentures carry an annual coupon of 6.375%, to be paid in semiannual installments on May 31 and November 30 of each year, commencing November 30, 2018 and until the repayment date. The Series F Debentures have been rated BBB- by S&P Global Inc. and Fitch Rating Inc. with a stable rating outlook. On October 31, 2018, ICL's Board of Directors authorized the Company to repurchase from time to time up to $80 million of the Company's series D debentures due in 2024, which following the completion of the tender offer for the series D debentures on May 29, 2018 amount to approximately $184 million, pursuant to one or more privately negotiated transactions, at a price which shall not exceed the market price of each such repurchase. For further information, see Note 6 to the Company’s condensed consolidated interim financial statements as at September 30, 2018.

35 Israel Chemicals Limited  Q3 2018 Results

On May 10, 2018 and on June 21, 2018, respectively, the credit rating agency S&P ratified the Company’s international credit rating, BBB- with a stable rating outlook, and credit rating agency S&P Ma’alot ratified the Company’s credit rating, ‘ilAA’ with a stable rating outlook.

In July 2018, ICL and YTH agreed to convert their owner’s loans in the YPH joint venture (each company holds 50%) in the amount of $146 million into equity by issuing shares. As a result, the “non‑controlling interest” equity balance was increased by $73 million.

As at the date of the report, the Company is in compliance with the financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

There were no material changes in our critical accounting estimates during the nine-month period ended September 30, 2018.

Board of Directors and Senior Management Updates

At the General Meeting of the Company’s shareholders held on April 24, 2018, all of the items on the Agenda were approved: 1) the service and employment conditions of the Company’s incoming CEO, Mr. Raviv Zoller, including equity compensation; 2) a special bonus to the Executive Chairman of the Company’s Board of Directors, Mr. Johanan Locker, in respect of 2017; and 3) renewal of the management services agreement with the Company’s controlling shareholder, Israel Corporation Ltd. For a description of the items detailed above – see also the Company’s Annual Report on Form 20‑F for the year ended December 31, 2017.

Further to that stated in “Item 6. Directors, Senior Management and Employees – B. Compensation” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, on May 14, 2018, Mr. Raviv Zoller entered into office as CEO of the Company, replacing the Company's Acting CEO, Mr. Asher Grinbaum. Pursuant to the approval of the General Meeting of the Company’s shareholders, as aforementioned upon entering into office as CEO, Mr. Zoller was granted with an annual equity compensation for 2018 at a total value of ILS 4,000 thousand, consisting of 120,919 restricted shares and 384,615 options exercisable into Company shares. For further information regarding the compensation paid to Mr. Zoller, including the capital compensation granted to Mr. Zoller for 2018, see “Item 6. Directors, Senior Management and Employees – B. Compensation” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.

36 Israel Chemicals Limited  Q3 2018 Results

Further to that stated in “Item 6. Directors, Senior Management and Employees – B. Compensation” in the Company’s annual report on Form 20-F for the year ended December 31, 2017, on May 15, 2018, the formal ruling of the Israel Securities Authority (hereafter: “ISA”) has been received in response to the Company’s application regarding the manner of implementation of the relative compensation mechanism with respect to external directors. According to the ISA’s position, the Company acted lawfully in the manner of implementing the relative compensation to the Company’s external directors, since the commencement of implementation of this mechanism in ICL.

On June 6, 2018, Mr. Lior Reitblatt, a director of the Company, gave notice whereby he has independently purchased 58,850 shares of the Company on the Tel Aviv Stock Exchange, at a total amount of ILS 1 million. The total quantity of shares held by Mr. Reitblatt as of July 31, 2018 is 80,930.

On August 29, 2018, Dr. Miki Haran ceased serving as an external director of the Company.

The Annual General Meeting of the Company’s shareholders (the “AGM”) was held on August 20, 2018, and all items on the Agenda were approved, as follows:

1)
Appointment for an additional year and until the convening of the next annual general meeting of the Company’s incumbent directors: Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla, Ovadia Eli, Reem Aminoach and Lior Reitblatt;

2)
Appointment of Dr. Nadav Kaplan as a new external director of the Company. Following his appointment and further to the resolution of the AGM, Dr. Kaplan is entitled to receive a compensation identical to that granted to the Company’s other incumbent external director, Ms. Ruth Ralbag, until conclusion of her first term in office, i.e. until January 9, 2021, as well as the insurance, indemnification and exemption arrangements as currently in effect for the Company’s directors. Pursuant to the resolution of the Company’s Compensation Committee and Board of Directors dated July 15, 2018, as of January 10, 2021, Dr. Kaplan shall be compensated according to the schedules provided in the Compensation Regulations respecting a Rank E company. Furthermore, the Company’s Compensation Committee and Board of Directors resolved, on the same occasion, that beginning in January 10, 2021, the method of relative compensation practiced by the Company until such date shall cease, and as of such date all directors entitled to compensation for their service shall be compensated in accordance with the schedules provided in the Compensation Regulations respecting a Rank E company;

3)
Reappointment for an additional year and until the convening of the next annual general meeting of the Company’s CPA auditors, Somekh Chaikin a member of KPMG International, as our independent auditor;

4)	Review of the Company’s audited annual financial statements for the year ended December 31, 2017;

5)
Approval of an equity compensation for the year 2019 to each of the Company’s directors, as may serve from time to time, excluding the Chairman of the Company’s Board of Directors, Mr. Johanan Locker, and the directors who are officeholders in our controlling shareholder, Israel Corporation Ltd., Messrs. Aviad Kaufman, Avisar Paz and Sagi Kabla, to be granted on January 1, 2019, in the form of restricted Ordinary Shares, with a value per grant of NIS 310,000 (approximately $85,635). For further information, see Note 5 to the Company’s condensed consolidated interim financial statements as at September 30, 2018;

37 Israel Chemicals Limited  Q3 2018 Results

6)
Approval of equity compensation for 2018 to our Chairman of the Company’s Board, Mr. Johanan Locker. For further information, see Note 5 to the Company’s condensed consolidated interim financial statements as at September 30, 2018.

7)
Approval of the annual bonus for 2017 in an amount of NIS 1,198,000 (approx. $330,939) and a special bonus in an amount of NIS 1,800,000 (approx. $497,238), to our retired Acting CEO of the Company, Mr. Asher Grinbaum. Pursuant to the AGM's resolution out of the special bonus, an amount of NIS 1,270,000 (approx. $350,830), reflecting the relative portion of the special bonus for Mr. Grinbaum as Acting CEO in 2017, was paid immediately following the shareholders’ approval, while the amount of NIS 530,000 (approx. $146,408), reflecting the relative portion of the special bonus for the period Mr. Grinbaum had served as Acting CEO in 2018 (i.e., until May 2018), will be paid during 2019 and subject to certain conditions to be met.

On May 9, 2018, the Company’s Board of Directors decided, after receiving the recommendation and approval of the Company’s Audit Committee from May 8, 2018, to appoint Mr. Amir Meshulam as the Company’s new Internal Auditor. On August 2018, Mr. Amir Meshulam entered into office, replacing the Company’s previous Internal Auditor, Mr. Shmulik Daniel, who has served in his position since August 2014 and left on retirement.

Further to the structural adjustments of the Company's business segments, as described under "Performance Overview", as of August 31, 2018, Mr. Noam Goldstein serves as President of the Potash Segment, Ms. Anat Tal as President of the Industrial Products Segment, Mr. Ofer Lifshitz as President of the Phosphate Solutions Segment, and Mr. Eli Glazer as President of the Innovative Ag Solutions Segment. In addition, as of August 31, 2018 Mr. Noam Goldstein, Ms. Anat Tal and Ms. Miri Mishor, SVP Global IT are considered executive officeholders of the Company. Also further to the structural change, Mr. Hezi Israel, EVP, ICL Corporate Development, M&A and Strategy is no longer considered an executive officeholders of the Company.  On November 1, 2018, Mrs. Ilana Fahima joined ICL as EVP, Global HR, replacing Mr. Yakir Menashe which will assume the position of EVP, Global Procurement as of such date. As of the date of her appointment, Mrs. Fahima will be considered as executive officeholder of the Company. Mrs. Fahima's terms of Compensation as well as her entitlement to the insurance, indemnification and exemption arrangements as are currently in effect for the Company’s Executive Officers, were approved by the Company's HR & Compensation Committee and Board of Directors on October 25, 2018 and October 31, 2018, respectively.

Risk Factors

In the nine-month period ended September 30, 2018, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2017.

38 Israel Chemicals Limited  Q3 2018 Results

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2017.

Legal Proceedings

Derivative Actions

1.
Further to the Company’s Annual Report on Form 20‑F for the year ended December 31, 2017, in connection with an application for certification of a derivative action filed against the Company, the five highest‑paid senior Company officers and the members of the Company’s Board of Directors, regarding the payment of annual bonuses for the years 2014 and 2015, on April 2018, the applicant filed his reply to the Company’s response to the said application for certification of a derivative action. In addition, on May 2, 2018, the Supreme Court accepted the Company's appeal in connection with the District Court’s decision to reject the Company’s request to submit the report of the Special External Committee established by the Company’s Board of Directors for purposes of examining all the aspects arising from the application for certification (the "Special Committee's Report"), and determined that the Special Committee's Report will be submitted as evidence to the District Court. The Supreme Court further ruled that the applicant shall bear a portion of the Company's expenses in connection with its request for appeal.

2.
Further to the Company’s Annual Report on Form 20‑F for the year ended December 31, 2017, in connection with an application for permission to appeal filed with the Supreme Court following a decision rendered by the Tel Aviv District Court in January 2018, to deny a motion for discovery and perusal of documents under Section 198A of the Companies Law, 5759-1999, filed by a shareholder of the Company as part of a preliminary proceeding for the filing of an application for certification of a derivative action relating to the manner of execution and termination of the Harmonization project, on October 11, 2018, the Supreme Court has rejected the application for permission to appeal, and imposed upon the applicant the legal expenses and attorney’s fees incurred by the respondent.

Anti-dumping and Countervailing Duty petition by a US magnesium competitor

On October 24, 2018, U.S. Magnesium LLC filed petitions for the imposition of antidumping and countervailing duties with the International Trade Administration of the U.S. Department of Commerce and the U.S. International Trade Commission, alleging that imports of magnesium produced in Israel by Dead Sea Magnesium Ltd. are being subsidized and are being sold at less than fair value in the U.S. market.  On November 13, 2018 the U.S. Department of Commerce will decide whether or not to initiate an investigation into these petitions.  On December 8, 2018 the U.S. International Trade Commission will make a determination whether these petitions, and the related investigations, should proceed.  If these petitions proceed and are successful, these petitions could result in the imposition of tariffs on future imports.  However, it is not possible to determine at this time whether either claim will be successful or whether tariffs in any particular amount will be imposed in the future.

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company’s condensed consolidated interim financial statements as at September 30, 2018.

39 Israel Chemicals Limited  Q3 2018 Results

Other Information

ICL ranked among top global suppliers for its sustainability efforts by Ecovadis and joins the ‘Together for Sustainability’ initiative

On October 9, 2018 the Company announced that it received the Silver ranking by EcoVadis, a company that monitors the sustainability efforts of 33,000 companies with global supply chains and ranks their corporate social responsibility (“CSR”) activities.

The Silver ranking places ICL among the top 7% of 33,000 global supply companies in all categories, in the top 11% related to environmental activities, and in the top 6% related to labor practices.

In October 2018, the Company joined the Together for Sustainability (“TFS”) initiative, a global supplier sustainability initiative which will enable our global procurement organization to enhance its engagement with the supply chain and increase ICL’s confidence in the good practices of its suppliers.

The high ranking by EcoVadis together with the TFS initiative, join other achievements recorded by ICL in the sustainability area, and mark a major sustainability milestone to reflect ICL’s commitment to continuous improvement in all sustainability areas.

Sale of the entire holdings of XT Investments Ltd. in ICL

According to the information conveyed to the Company, on June 25, 2018, XT Investments Ltd. (who, up to the sale date, held 20% of the issued share capital of Millennium Investments Elad Ltd. (holding, on its part, 46.94% of Israel Corp. Ltd share capital)) sold 377,662 ordinary shares of the Company that constituted, as at the sale date, approximately 0.03% of the Company’s issued share capital, in an off-market transaction according to a rate of ILS 17.10 per share. According to the information conveyed to the Company, following the sale, XT Investments Ltd. does not directly hold any shares of the Company.

Sale of Rovita

On June 5, 2018, the Company entered into an agreement for the sale of the assets and business of its subsidiary, Rovita, for no consideration (hereinafter – the Agreement). Rovita produces commodity milk protein products, using by-products from the whey protein business of Prolactal, which is part of ICL’s Phosphate Solutions segment. As part of the sale, the Company engaged with the buyer in a long-term supply agreement whereby the buyer will continue to purchase by-products from the whey protein business of Prolactal.

In July 2018, the Company completed the sale transaction. For further information see Note 6 to the Company’s condensed consolidated interim financial statements as at September 30, 2018.

40 Israel Chemicals Limited  Q3 2018 Results

ICL

Consolidated Financial Statements (Unaudited)

As at September 30, 2018

In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

September 30, 2018	September 30, 2017	December 31, 2017
$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	102	109	83
Short-term investments and deposits	85	86	90
Trade receivables	1,000	1,056	932
Inventories	1,225	1,208	1,226
Assets held for sale	-	122	169
Other receivables	269	197	225
Total current assets	2,681	2,778	2,725

Non-current assets
Investments in equity-accounted investees	28	30	29
Investments at fair value through other comprehensive income	149	253	212
Deferred tax assets	112	139	132
Property, plant and equipment	4,580	4,458	4,521
Intangible assets	672	839	722
Other non-current assets	421	359	373
Total non-current assets	5,962	6,078	5,989

Total assets	8,643	8,856	8,714

Current liabilities
Short-term credit	671	801	822
Trade payables	686	694	790
Provisions	50	83	78
Liabilities held for sale	-	-	43
Other current liabilities	587	667	595
Total current liabilities	1,994	2,245	2,328

Non-current liabilities
Long-term debt and debentures	1,721	2,658	2,388
Deferred tax liabilities	274	275	228
Long-term employee provisions	542	621	640
Provisions	199	180	193
Other non-current liabilities	4	10	7
Total non-current liabilities	2,740	3,744	3,456

Total liabilities	4,734	5,989	5,784

Equity
Total shareholders’ equity	3,775	2,789	2,859
Non-controlling interests	134	78	71
Total equity	3,909	2,867	2,930

Total liabilities and equity	8,643	8,856	8,714

The accompanying notes are an integral part of these condensed consolidated financial statements.

42 Israel Chemicals Limited  Q3 2018 Results

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	December 31, 2017
$ millions	$ millions	$ millions	$ millions	$ millions

Sales	1,371	1,440	4,146	4,057	5,418
Cost of sales	913	970	2,799	2,814	3,746

Gross profit	458	470	1,347	1,243	1,672

Selling, transport and marketing expenses	191	194	588	557	746
General and administrative expenses	63	60	195	191	261
Research and development expenses	13	12	42	40	55
Other expenses	14	35	38	52	90
Other income	(19)	(11)	(869)	(37)	(109)

Operating income	196	180	1,353	440	629

Finance expenses	42	61	125	181	229
Finance income	(19)	(25)	(33)	(82)	(105)

Finance expenses, net	23	36	92	99	124

Share in earnings (losses) of equity-accounted investees	(1)	-	-	2	-

Income before income taxes	172	144	1,261	343	505

Provision for income taxes	45	62	110	145	158

Net income	127	82	1,151	198	347

Net loss attributable to the non-controlling interests	(2)	(2)	(7)	(11)	(17)

Net income attributable to the shareholders of the Company	129	84	1,158	209	364

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.10	0.07	0.91	0.16	0.29

Diluted earnings per share (in dollars)	0.10	0.07	0.91	0.16	0.29

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,275,721	1,277,588	1,275,052	1,275,587	1,276,072

Diluted (in thousands)	1,278,780	1,279,202	1,276,564	1,277,195	1,276,997

The accompanying notes are an integral part of these condensed consolidated financial statements.

43 Israel Chemicals Limited  Q3 2018 Results

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	December 31, 2017
$ millions	$ millions	$ millions	$ millions	$ millions

Net income	127	82	1,151	198	347

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	(23)	39	(83)	129	152
Net changes of investments at fair value through other comprehensive income	-	40	-	(11)	(57)
Tax income (expenses) relating to items that will be reclassified subsequently to net income	-	(1)	-	4	5
	(23)	78	(83)	122	100

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	7	-	(52)	-	-
Actuarial gains (losses) from defined benefit plan	(5)	5	51	(4)	(17)
Tax income (expense) relating to items that will not be reclassified to net income	7	(2)	(2)	-	3
	9	3	(3)	(4)	(14)

Total comprehensive income	113	163	1,065	316	433

Comprehensive loss attributable to the non-controlling interests	(4)	-	(10)	(7)	(13)

Comprehensive income attributable to the shareholders of the Company	117	163	1,075	323	446

The accompanying notes are an integral part of these condensed consolidated financial statements.

44 Israel Chemicals Limited  Q3 2018 Results

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	December 31, 2017
$ millions	$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	127	82	1,151	198	347
Adjustments for:
Depreciation and amortization	94	97	296	286	390
Impairment	3	14	17	14	28
Exchange rate and interest expenses, net	37	12	43	110	137
Share in (losses) earnings of equity-accounted investees, net	1	-	-	(2)	-
Gain from divestiture of businesses	-	-	(841)	(6)	(54)
Other capital losses (gains)	-	6	-	(3)	-
Share-based compensation	4	2	17	13	16
Deferred tax expenses (income)	37	(19)	64	(12)	(46)
	176	112	(404)	400	471

Change in inventories	(17)	81	(59)	105	57
Change in trade and other receivables	62	(96)	(117)	(40)	21
Change in trade and other payables	(131)	19	(103)	(83)	(45)
Change in provisions and employee benefits	(21)	(22)	(72)	(10)	(4)
Net change in operating assets and liabilities	(107)	(18)	(351)	(28)	29

Net cash provided by operating activities	196	176	396	570	847

Cash flows from investing activities
Proceeds from deposits, net	(3)	(21)	7	(59)	(65)
Purchases of property, plant and equipment and intangible assets	(145)	(98)	(393)	(317)	(457)
Proceeds from divestiture of businesses net from transaction expenses paid	(1)	-	906	6	6
Proceeds from sale of equity-accounted investee	-	-	-	-	168
Dividends from equity-accounted investees	-	-	-	3	3
Proceeds from sale of property, plant and equipment	-	-	2	12	12
Net cash provided by (used in) investing activities	(149)	(119)	522	(355)	(333)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(56)	(32)	(176)	(181)	(237)
Receipt of long-term debt	140	251	1,476	896	966
Repayment of long-term debt	(241)	(259)	(1,989)	(1,034)	(1,387)
Short-term credit from banks and others, net	64	13	(193)	129	147
Net cash used in financing activities	(93)	(27)	(882)	(190)	(511)

Net change in cash and cash equivalents	(46)	30	36	25	3
Cash and cash equivalents as at the beginning of the period	155	79	88	87	87
Net effect of currency translation on cash and cash equivalents	(7)	-	(22)	(3)	(2)
Cash and cash equivalents included as part of assets held for sale	-	-	-	-	(5)
Cash and cash equivalents as at the end of the period	102	109	102	109	83

The accompanying notes are an integral part of these condensed consolidated financial statements.
45 Israel Chemicals Limited  Q3 2018 Results

Condensed Consolidated Statements of Cash Flows (Unaudited) (cont’d)

Additional Information

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017	December 31, 2017
$ millions	$ millions	$ millions	$ millions	$ millions

Income taxes paid	17	19	35	57	127
Interest paid	21	19	72	74	111

Effect of businesses divestiture

As at
September 30, 2018
$ millions

Cash and cash equivalents	1
Trade and other receivables	34
Inventories	59
Property, plant and equipment	26
Intangible assets	64
Trade payables and other current liabilities	(28)
Deferred tax liabilities	(3)
Net assets and liabilities	153

Consideration received in cash (1)	942
Income tax paid	(35)
Cash disposed of	(1)
Net cash inflow	906

(1)	The consideration received in cash is net of $11 million transaction expenses. Total consideration includes also preferred equity certificates in the amount of $57 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

46 Israel Chemicals Limited  Q3 2018 Results

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended September 30, 2018
Balance as at July 1, 2018	545	186	(392)	(16)	(260)	3,647	3,710	65	3,775
Share-based compensation	1	4	-	(1)	-	-	4	-	4
Dividends	-	-	-	-	-	(56)	(56)	-	(56)
Conversion of subsidiary debt	-	-	-	-	-	-	-	73	73
Comprehensive (income) loss	-	-	(21)	7	-	131	117	(4)	113
Balance as at September 30, 2018	546	190	(413)	(10)	(260)	3,722	3,775	134	3,909

The accompanying notes are an integral part of these condensed consolidated financial statements.

47 Israel Chemicals Limited  Q3 2018 Results

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended September 30, 2017
Balance as at July 1, 2017	544	174	(393)	44	(260)	2,547	2,656	78	2,734
Share-based compensation	1	1	-	-	-	-	2	-	2
Dividends	-	-	-	-	-	(32)	(32)	-	(32)
Comprehensive income	-	-	37	39	-	87	163	-	163
Balance as at September 30, 2017	545	175	(356)	83	(260)	2,602	2,789	78	2,867

The accompanying notes are an integral part of these condensed consolidated financial statements.

48 Israel Chemicals Limited  Q3 2018 Results

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the nine-month period ended September 30, 2018
Balance as at January 1, 2018	545	186	(333)	30	(260)	2,691	2,859	71	2,930
Share-based compensation	1	4	-	12	-	-	17	-	17
Dividends	-	-	-	-	-	(176)	(176)	-	(176)
Conversion of subsidiary debt	-	-	-	-	-	-	-	73	73
Comprehensive income (loss)	-	-	(80)	(52)	-	1,207	1,075	(10)	1,065
Balance as at September 30, 2018	546	190	(413)	(10)	(260)	3,722	3,775	134	3,909

The accompanying notes are an integral part of these condensed consolidated financial statements.

49 Israel Chemicals Limited  Q3 2018 Results

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the nine-month period ended September 30, 2017
Balance as at January 1, 2017	544	174	(481)	79	(260)	2,518	2,574	85	2,659
Share-based compensation	1	1	-	11	-	-	13	-	13
Dividends	-	-	-	-	-	(121)	(121)	-	(121)
Comprehensive income (loss)	-	-	125	(7)	-	205	323	(7)	316
Balance as at September 30, 2017	545	175	(356)	83	(260)	2,602	2,789	78	2,867

The accompanying notes are an integral part of these condensed consolidated financial statements.

50 Israel Chemicals Limited  Q3 2018 Results

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the year ended December 31, 2017
Balance as at January 1, 2017	544	174	(481)	79	(260)	2,518	2,574	85	2,659
Share-based compensation	1	12	-	3	-	-	16	-	16
Dividends	-	-	-	-	-	(177)	(177)	(1)	(178)
Comprehensive income (loss)	-	-	148	(52)	-	350	446	(13)	433
Balance as at December 31, 2017	545	186	(333)	30	(260)	2,691	2,859	71	2,930

The accompanying notes are an integral part of these condensed consolidated financial statements.

51 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – the Company or ICL) is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions in all of its core value chains. It also plans to strengthen and diversify its offerings of innovative agro solutions by leveraging ICL’s existing capabilities and agronomic know-how, as well as the Israeli technological ecosystem. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

ICL is a company domiciled and incorporated in Israel, the shares of which are traded on both the Tel‑Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE). The Company’s main shareholder is Israel Corporation Ltd, a publically traded company in TASE.

Note 2 – Significant Accounting Policies

Basis of Preparation

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company’s audited financial statements included in its Annual Report on Form 20-F as at and for the year ended December 31, 2017 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission (“SEC”).

Except as described below, the accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company’s Annual Financial Statements and in the Company’s opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company’s expected results for the entire year.

52 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

Initial application of new standards, amendments to standards and interpretations

(1)	IFRS 15, Revenue from Contracts with Customers

As from January 1, 2018, the Company initially applies International Financial Reporting Standard 15 (hereinafter in this section - the Standard) which provides guidance on revenue recognition. The Standard establishes two approaches to revenue recognition: at a point in time or over time. The Standard introduces a five-step model for analyzing transactions in order to determine the timing of the recognition and the amount of revenue. In addition, the Standard provides new and broader disclosure requirements than those existing today. The Company elected to apply the Standard using the cumulative effect approach.

The implementation of the Standard did not have a material effect on the financial statements, therefore the balance of retained earnings as of January 1, 2018 was not adjusted.

According to the Standard, the Company recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

(2)	IFRS 9 (2014), Financial Instruments

Commencing the first quarter of 2018, the Company applies IFRS 9 (2014) “Financial Instruments” (hereinafter – IFRS 9), which replaces IAS 39 “Financial Instruments: Recognition and Measurement” (hereinafter – IAS 39), without revision of the comparative data. Implementation of the Standard did not have a material effect on the financial statements and, therefore, the balance of retained earnings as of January 1, 2018 was not adjusted.

On the initial implementation date, the Company chose to designate the investment in YTH shares at fair value through other comprehensive income (under IAS 39, the investment in YTH shares was classified as an available-for-sale financial asset).

Initial recognition and measurement

The Company initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets and financial liabilities are recognized initially on the trade date at which time the Company becomes a party to the contractual provisions of the instrument. Generally, a financial asset or financial liability is initially measured at fair value. In the case of fair value not through profit and loss, the measurement will be at fair value plus transaction costs directly attributable to acquisition or issuance of the financial asset or financial liability. A trade receivable that does not include a significant financing component is initially measured at the transaction price.

53 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

Initial application of new standards, amendments to standards and interpretations (cont’d)

(2) IFRS 9 (2014), Financial Instruments (cont’d)

Financial assets - classification and subsequent measurement

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss: (1) It is held as part of a business model whose objective is to hold assets in order to collect the contractual cash flows; and (2) The contractual terms of the financial asset give rise on specified dates to cash flows representing solely payments of principal and interest on the principal amount outstanding.

In certain cases, on initial recognition of an equity investment that is not held for trading, the Group irrevocably elects to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income, as described above, are measured at fair value through profit or loss. Upon initial recognition, the Group designates financial assets as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting the contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Impairment

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt instruments at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of impairment

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets.

54 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

New standards not yet adopted

IFRS 16, Leases (hereinafter in this section: “IFRS 16” or “the standard”)

IFRS 16 replaces IAS 17, Leases and its related interpretations. The standard annuls the existing requirement from lessees to classify leases as operating or finance leases. The new standard presents a unified model for the accounting treatment of all leases according to which the lessee should recognize a right-of-use asset and a lease liability in its financial statements.

Method of application and expected effects

IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption. The Company plans to adopt IFRS 16 as from January 1, 2019.

The Company plans to elect to apply the transitional provision of recognizing a lease liability at the initial application date according to the present value of the future lease payments discounted at a group borrowing rate at that date, and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard is not expected to influence the balance of retained earnings and equity at the date of initial application.

Main Expedients that the Company intends to elect:

1)
Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of short-term leases of up to one year. Furthermore, not applying the requirement to recognize a right-of-use asset and a lease liability for leases that end within 12 months from the date of initial application.

2)	Not separating non-lease components from lease components and instead accounting for all the lease components and related non-lease components as a single lease component.

3)
Relying on a previous assessment of whether an arrangement contains a lease in accordance with current guidance, IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, with respect to agreements that exist at the date of initial application.

4)	Not applying the requirement to recognize a right-of-use asset and a lease liability in respect of leases where the underlying asset has a low value.

For leases in which the Company is the lessee and which were classified before the date of initial application as operating leases, except for when the Company has elected to apply the standard’s expedients as aforesaid, the Company should recognize a right-of-use asset and a lease liability at initial application for all the leases that award it control over the use of identified assets for a specified period of time. Based on the assessment as at September 30, 2018, the changes in the initial application are expected to result in an increase of $250 million in the balance of right-of-use assets and in the balance of the lease liability.

55 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 2 – Significant Accounting Policies (cont’d)

New standards and interpretations not yet adopted (cont’d)

Method of application and expected effects (cont’d)

Accordingly, depreciation and amortization expenses will be recognized in respect of the right‑of‑use asset, and the need for recognizing impairment of the right-of-use asset will be examined in accordance with IAS 36. Furthermore, financing expenses will be recognized in respect of the lease liability. Therefore, as from the date of initial application, the lease expenses relating to assets leased under an operating lease, will be capitalized and depreciated in subsequent periods as a part of depreciation and amortization expenses and as interest expenses. The Group's discount rates used for measuring the lease liability are in the range of 3.47% to 6.375%.

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. In order to align with ICL’s strategy which is based on enhancing market leadership across its three core-mineral value chains of bromine, potash and phosphate, as well as realizing the growth potential of Innovative Ag Solutions, commencing August 31, 2018, the Company operates via four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions. The comparative data has been restated in order to reflect the change in the structure of the reportable segments, as stated above.

Industrial Products – Industrial Products segment produces elemental bromine out of a solution that is created in conjunction with the potash production process in Sodom, Israel. Industrial Products segment uses most of the elemental bromine it produces for the self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. Bromine compounds are used in various industrial applications such as flame retardants for the electronics, automotive and construction industries, clear brine fluids for oil and gas drillings, biocides for industrial water treatment and intermediates for the pharma, nutraceutical and agriculture industries. In addition, the segment produces several grades of KCl, salt, magnesium chloride and magnesia products as well as phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – Potash segment uses an evaporation process to extract potash from the Dead Sea and uses conventional mining to produce potash and salt from a subterranean mine in Spain. The segment markets its potash fertilizers globally and also carries on other intercompany operations not solely related to the potash activities. The segment also mines and produces Polysulphate™ (mined as polyhalite ore) in a subterranean mine in the UK, which is used for a Polysulphate‑based product line called FertilizerpluS. The segment also includes magnesium activities under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces dry carnallite and related by-products, including chlorine and sylvinite.

56 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1. Information on operating segments (cont’d)

Phosphate Solutions – Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), for the production of specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment purifies some of its green phosphoric acid and manufactures thermal phosphoric acid to provide solutions based on specialty phosphate salts and acids for the industrial end markets, such as: oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction and metal treatment. The specialty phosphate salts and acids are mainly produced in the Company’s facilities in US, Brazil, Germany and China. The segment is also a leader in developing and producing functional food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, poultry, seafood, dairy, beverage and baked goods markets. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business.

Additionally, the segment produces milk and whey proteins for the food ingredients industry.

Innovative Ag Solutions – Innovative Ag Solutions segment was established on the foundations of ICL’s specialty fertilizers business. The segment aims to achieve global leadership by creating new solutions for its customers, leveraging what the Company believes are the segment’s strengths ,which include, among others, R&D capabilities, vast agronomic experience, global footprint ,backward integration to potash and phosphate and chemistry know-how.

The specialty fertilizers business produces water soluble fertilizers in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL’s specialty fertilizers business markets its products worldwide, mainly in Europe, North America, Israel and China.

The segment will also function as ICL’s innovative arm, which will seek to focus on R&D, as well as implement digital innovation.

Other Activities – business activities that are not reviewed regularly by the organization’s chief operating decision maker.

57 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment and intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenues, expenses and results include inter-segment transfers, which are priced mainly based on transaction prices in the ordinary course of business – this being based on reports that are regularly reviewed by the chief operating decision maker. These transfers are eliminated as part of consolidation of the financial statements.

The segment profit is measured based on the operating income, without certain expenses that are not allocated to the operating segments including general and administrative expenses, as it is included in reports that are regularly reviewed by the chief operating decision maker.

58 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Adjustments	Consolidated
$ millions

For the three-month period ended September 30, 2018

Sales to external parties	325	368	513	157	8	-	1,371
Inter-segment sales	3	41	17	4	1	(66)	-
Total sales	328	409	530	161	9	(66)	1,371

Segment profit	95	97	63	7	1	-	263
General and administrative expenses							(63)
Other expenses not allocated to the segments							(4)
Operating income							196

Financing expenses, net							(23)
Share in losses of equity-accounted investee							(1)
Income before taxes on income							172

Capital expenditures	14	72	42	3	(1)	-	130

Depreciation, amortization and impairment	16	32	39	5	1	4	97

59 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Adjustments	Consolidated
$ millions

For the three-month period ended September 30, 2017

Sales to external parties	286	345	495	149	165	-	1,440
Inter-segment sales	3	27	25	5	4	(64)	-
Total sales	289	372	520	154	169	(64)	1,440

Segment profit	77	65	52	9	75	(3)	275
General and administrative expenses							(60)
Other expenses not allocated to the segments							(35)
Operating income							180

Financing expenses, net							(36)
Income before taxes on income							144

Capital expenditures	12	41	42	2	1	2	100

Depreciation ,amortization and impairment	15	32	44	4	2	14	111

60 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Adjustments	Consolidated
$ millions

For the nine-month period ended September 30, 2018

Sales to external parties	965	1,009	1,530	577	65	-	4,146
Inter-segment sales	11	99	74	17	4	(205)	-
Total sales	976	1,108	1,604	594	69	(205)	4,146

Segment profit	267	235	170	55	9	(2)	734
General and administrative expenses							(195)
Other income not allocated to the segments							814
Operating income							1,353

Financing expenses, net							(92)
Income before taxes on income							1,261

Capital expenditures	38	223	123	8	1	1	394

Depreciation, amortization and impairment	47	101	130	14	3	18	313

61 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Adjustments	Consolidated
$ millions

For the nine-month period ended September 30, 2017

Sales to external parties	881	877	1,478	523	298	-	4,057
Inter-segment sales	9	92	72	13	8	(194)	-
Total sales	890	969	1,550	536	306	(194)	4,057

Segment profit	230	163	126	48	111	(3)	675
General and administrative expenses							(191)
Other expenses not allocated to the segments							(44)
Operating income							440

Financing expenses, net							(99)
Share in earnings of equity-accounted investee							2
Income before taxes on income							343

Capital expenditures	32	151	125	7	3	3	321

Depreciation ,amortization and impairment	46	92	127	13	6	16	300

62 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 3 - Operating Segment (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Adjustments	Consolidated
$ millions

For the year ended December 31, 2017

Sales to external parties	1,179	1,258	1,938	671	372	-	5,418
Inter-segment sales	14	125	99	21	12	(271)	-
Total sales	1,193	1,383	2,037	692	384	(271)	5,418

Segment profit	303	282	149	56	127	(4)	913
General and administrative expenses							(261)
Other expenses not allocated to the segments							(23)
Operating income							629

Financing expenses, net							(124)
Income before taxes on income							505

Capital expenditures	49	270	154	12	19	3	507

Depreciation, amortization and impairment	61	128	172	19	8	30	418

63 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Sales by Geographical Regions

7-9/2018		7-9/2017		1-9/2018		1-9/2017		2017
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Europe	446	33	462	32	1,552	37	1,453	36	1,918	35
Asia	352	26	339	24	1,019	25	946	23	1,342	25
North America	262	19	345	24	744	18	916	23	1,175	22
South America	204	15	214	15	514	12	506	12	666	12
Rest of the world	107	7	80	5	317	8	236	6	317	6
Total	1,371	100	1,440	100	4,146	100	4,057	100	5,418	100

D. Sales by Main Countries

7-9/2018		7-9/2017		1-9/2018		1-9/2017		2017
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	245	18	314	22	688	17	850	21	1,091	20
China	226	16	208	14	556	13	511	13	724	13
Brazil	189	14	197	14	472	11	450	11	594	11
United Kingdom	86	6	79	5	303	7	245	6	328	6
Germany	80	6	93	6	289	7	284	7	378	7
France	71	5	74	5	211	5	198	5	265	5
Spain	60	4	61	4	203	5	201	5	264	5
Israel	56	4	34	2	160	4	130	3	171	3
Australia	40	3	31	2	111	3	57	1	85	2
Italy	31	2	24	2	101	2	89	2	121	2
All other	287	22	325	24	1,052	26	1,042	26	1,397	26
Total	1,371	100	1,440	100	4,146	100	4,057	100	5,418	100

64 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, short-term deposits and loans, receivables, other non-current financial assets and other debit balances, short-term credit, payables and other credit balances and long-term loans bearing variable interest and other liabilities, correspond to or approximate their fair value.

The following table details the book value and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

September 30, 2018		September 30, 2017		December 31, 2017
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest	243	249	287	296	271	279

Debentures bearing fixed interest
Marketable	1,224	1,227	1,250	1,294	1,247	1,291
Non-marketable	277	272	278	287	281	288
	1,744	1,748	1,815	1,877	1,799	1,858

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.

Level definitions:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments.

Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.

Level 3: Inputs that are not based on observable market data.

September 30, 2018	September 30, 2017	December 31, 2017
Level 2	Level 2	Level 2
$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	149	253	212
Derivatives used for economic hedging, net	43	51	63
	192	304	275

(1)
Investment in 15% of the share capital of YTH, which is subject to a three-year lock‑up period as required by Chinese law, which will expire in January 2019. Measurement of the fair value of the discount rate in respect of the lock‑up period was calculated by use of the Finnerty 2012 Model and is based on an estimate of the period in which the restriction on marketability applies and a standard deviation of the yield on a YTH share in this period. The impact deriving from a possible and reasonable change in these data items, which are not observed, is not material.

65 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 5 – Equity Compensation Plans and Dividend Distributions

A.	Share‑based payments to employees

1.	Non-marketable options

Grant date	Employees entitled	Number of instruments (Thousands)	Issuance’s details	Instrument terms	Vesting conditions	Expiration date
March 6, 2018	Officers and senior employees	5,554
An issuance of non-marketable and non-transferrable options, for no consideration, under the 2014 Equity Compensation Plan (as amended) to 508 ICL officers and senior employees in Israel and overseas, ICL CEO and Chairman of the BOD.
				Upon exercise, each option may be converted into one ordinary share of NIS 1 par value of the Company.	3 equal tranches: (1) one third at the end of 12 months after the grant date. (2) one third at the end of 24 months after the grant date. (3) one third at the end of 36 months after the grant date.	March 6, 2025
May 14, 2018	CEO	385				May 14, 2025
August 20, 2018	Chairman of the BOD	403				August 20, 2025

Additional Information

	March 2018 Options Grant	May 2018 Options Grant	August 2018 Options Grant
Share price	NIS 15.15 ($4.38)*	NIS 16.54 ($4.63)*	NIS 19.05 ($5.20)*
Original exercise price	NIS 14.52 ($4.20)*	NIS 15.76 ($4.42)*	NIS 18.06 ($4.93)*
Expected volatility	28.9%	28.8%	28.4%
Expected life of options (in years)	7	7	7
Risk-free interest rate	0.03%	0.01%	0.05%
Total fair value	$8 million	$0.6 million	$0.7 Million
Dividend – exercise price	Reduced on the "ex-dividend" date by the amount of the dividend per share	Reduced on the "ex-dividend" date by the amount of the dividend per share	Reduced on the "ex-dividend" date by the amount of the dividend per share

* The share price and exercise price are translated into dollar based on the exchange rate on the grant date for convenience purposes only.
66 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 5 – Equity Compensation Plans and Dividend Distributions (cont’d)

A.	Share‑based payments to employees (cont’d)

1.	Non-marketable options (cont’d)

The options issued to the employees in Israel are covered by the provisions of Section 102 of the Israeli Income Tax Ordinance. The issuance will be performed through a trustee under the Capital Gains Track. The fair value of the options was calculated using the Black & Scholes model for pricing options. The exercise price is set according to the average closing share price in the TASE during the 30 trading days prior to the grant date and is linked to the CPI that is known on the date of payment. In a case of distribution of a dividend by the Company, the exercise price is reduced on the “ex-dividend” date, by the amount of the dividend per share (gross), based on the amount thereof in NIS on the effective date. The expiration date of the options is 7 years from the grant date.

The expected volatility was determined on the basis of the historical volatility of the Company’s share prices. The risk‑free interest rate was determined on the basis of the yield to maturity of shekel‑denominated Israeli Government debentures, with a remaining life equal to the anticipated life of the options.

Each option may be exercised into one ordinary share of NIS 1 par value of the Company. The ordinary shares issued as a result of exercise of the options have the same rights as the Company’s ordinary shares, immediately upon the issuance thereof.

The cost of the embedded benefits of the said plans will be recognized in the income statements over the vesting period.

The cost of grants complying with the Company’s policy relating to “Rule 75” (accelerated vesting period for employees whose their age plus their years of employment in the Company exceed 75) is recognized in the income statements through the period commencing at the grant date until the date that the employee complies with “Rule 75” or the vesting date, the earlier .

67 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 5 – Equity Compensation Plans and Dividend Distributions (cont’d)

A.	Share‑based payments to employees (cont’d)

2.	Restricted shares

Grant date	Employees entitled	Number of instruments (Thousands)	Additional Information	Instrument terms	Vesting conditions	Fair value at the grant date ($ millions)
March 6, 2018	Officers and senior employees	1,726	The value of the restricted shares was determined according to the closing price on the TASE on the immediately preceding trading day prior to the grant date.	An issuance for no consideration, under the 2014 Equity Compensation Plan (as amended).	3 equal tranches: (1) one third at the end of 12 months after the grant date. (2) one third at the end of 24 months after the grant date. (3) one third at the end of 36 months after the grant date.	8
May 14, 2018	CEO	121				0.6
August 20, 2018	Chairman of the BOD	47				0.2
	ICL’s Directors	81*			Acceleration at January 2019.	0.4

* Estimated amount based on the share price as at August 19, 2018. The final amount of shares will be set based on the share price as at December, 31 2018 which is the day before the physical grant is expected.

The annual general meeting of the Company’s shareholders, held on August 20, 2018 approved an annual bonus for 2017 in an amount of NIS 1,198,000 (approx. $330,939) and a special bonus in an amount of NIS 1,800,000 (approx. $497,238), to the Company’s retired acting CEO Mr. Grinbaum. Pursuant to the annual general meeting’s resolution, an amount of NIS 530,000 (approx. $146,408), reflecting the relative portion of the special bonus for the period Mr. Grinbaum had served as acting CEO in 2018 (i.e. until May 2018), will be paid during 2019 and subject to certain conditions to be met.

B.	Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 13, 2018	March 14, 2018	70	0.05
May 10, 2018	June 20, 2018	52	0.04
July 31, 2018	September 4, 2018	56	0.04
October 31, 2018 (after the date of the report)*	December 19, 2018	66	0.05

* The dividend will be distributed on December 19, 2018 with a record date for eligibility for the dividend of December 4, 2018.

C.	Conversion of subsidiary debt

In July 2018, ICL and YTH agreed to convert their owner’s loans in the YPH joint venture (each company holds 50%) in the amount of $146 million into equity by issuing shares. As a result, the “non‑controlling interest” equity balance was increased by $73 million.

68 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.
Further to Note 21 to the annual financial statement, in connection with the appeal filed by Adam, Teva V’din - the Israeli Association for Environmental Protection (hereinafter - ATD) - in the matter of the building permit for Pond 4, in March 2018, the Appeals Committee fully denied the ATD claims regarding the permit, which remained in effect until May 31, 2018. Regarding the permits for Pond 5, the Appeals Committee determined that in connection with the northern part of the Pond, the permits for continuation of preparation works and use may presently be issued. As for the southern part of the Pond, the Committee determined that a permit for further preparation work and use permit are subject to the decision of the Tamar Local Planning and Building Committee.

On May 16, 2018, ATD filed an administrative petition against the Appeal Committee wherein it requests the Court to order that: (1) the Appeals Committee’s ruling is void, as well as any permit issued by virtue thereof for ponds 4 and 5; (2) the “relief” in implementation of the outline plan applying to the region, as provided in the Appeals Committee ruling, constitutes a breach of the provisions of the outline plan applying to the region; and (3) the Local Committee shall act to enforce the law and abstain from further planning procedures and permits until such enforcement actions are taken.

On October 11, 2018, the court approved a settlement agreement between the petitioner and the Company and endorsed it as a verdict. The approved settlement comprises of various agreements, the main ones being the withdrawal of the petition in return for the re-deliberation of the Appeals Committee on its aforementioned resolution (regarding both parts of pond 5), once the settlement agreement is submitted for review by the Appeal’s Committee. On October 24, 2018, the Appeals Committee approved the use of the “relief” in implementation of the outline plan applying to both sections of pond 5, as stated above, in force until December 31, 2020. The building and use permits for pond 5 are expected to be issued in early November 2018, subject to the Company meeting all permit requirements.

2.
Further to Note 21 to the annual financial statements, regarding the royalty arbitration proceedings, in March 2018, the Company filed a counter‑opinion in respect of the State’s claim to an additional amount as a result of an alleged underpayment of royalties. In October 2018, the arbitrators reached an additional decision regarding part of the remaining unresolved disputes. As a result, the Company increased its provisions in the amount of about $11 million (before interest and linkage). The final calculation is subject to the arbitrators’ approval. The remaining unresolved disputes (including the material items), are yet to be determined. The Company believes it is more likely than not, that the State’s main arguments, which have not been decided upon yet, will be rejected by the arbitrators. As at the date of the report, the Company believes it has sufficient provisions in its books.

3.
Further to Note 21 to the annual financial statements regarding the new cogeneration power station (EPC) in Sodom, Israel (hereinafter - the Power Station), on August 6, 2018, the process of certification approval was completed and the Power Station started operating in full. The Company intends to operate the Power Station concurrently with the existing power station which will be operated on a partial basis in a “hot backup” format for the production of electricity and steam.

69 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (Cont’d)

4.
In October 2018, an application for certification of a class action was filed with the Beer Sheva Magistrate Court against Dead Sea Works Ltd. and Dead Sea Bromine Company Ltd., with respect to a bromine leak that occurred in June 2018, within the premises of Dead Sea Works. According to the plaintiff, the alleged air pollution caused an environmental hazard and a health risk to passersby and to those present in the vicinity of the plant, as well as in the settlements Neot Hakikar and Ein Tamar, and the blocking of Route 90. According to the statement of claim, the Court is requested to award compensation for the alleged damages, in the total amount of about NIS 1.5 million (about $0.4 million). As at the date of the report, considering the early stage of the proceeding, the Company is unable to assess the chances the application will be accepted.

5.
In July 2018, an application for certification of a class action was filed with the Central District Court against the Company and its subsidiaries, Rotem Amfert Negev Ltd. and Fertilizers and Chemicals Ltd. (jointly hereinafter – the Defendants). The causes of action are the alleged exploitation of the Defendants' monopolistic position to charge consumers in Israel excessive and unfair prices for products classified as "solid phosphate fertilizer" between 2011 and 2018, contrary to the provisions of the Restrictive Trade Practices Law, and unjust enrichment at the expense of the plaintiff and the represented group. The representative plaintiff is a Kibbutz member who grows various plants and trees in his yard and in a nearby orchard. The represented group includes all the consumers who purchased, directly or indirectly, solid phosphate fertilizer products manufactured by the Defendants, or farming produce fertilized with solid phosphate fertilizer or food products that include such farming produce as stated above, in the years 2011-2018 (hereinafter – the Represented Group).

According to the statement of claim, the plaintiff requests, among other things, that the Court rules in his favor and in favor of the Represented Group, awarding them compensation for the damages allegedly caused to them, in the total amount of NIS 56 million (about $15 million), based on a calculation pursuant to the “difference test”, measuring the difference between the price of a product and its cost, as described in the statement of claim, or in the amount of about NIS 73 million (about $20 million), based on the “comparison test”, comparing the price of a product to its price in other markets, as described in the statement of claim. It should be noted that the Company’s total sales of solid phosphate fertilizers in Israel during 2017 were negligible. The Company is reviewing the application and will submit its position to the Court as required by law. As at the date of the report, considering the early stage of the proceeding, the Company is unable to assess the chances the application will be accepted.

6.
In June 2018, the Company entered into a sale agreement for the assets and business of its subsidiary, Rovita, for no consideration (hereinafter – the Agreement). Rovita produces commodity milk protein products, using by-products from the whey protein business of Prolactal, which is part of ICL’s Phosphate Solutions segment. In July 2018, the Company completed the sale transaction. As a result, the Company recognized in the second quarter a loss deriving from the write-off of all Rovita’s assets, in the amount of $16 million (about $12 million after tax), which is presented under “other expenses” in the statement of income.

70 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (Cont’d)

7.
In May 2018, a collective labor agreement was signed between Dead Sea Works Ltd. (hereinafter - DSW) and the DSW’s Workers Council, the New General Organization of Workers in Israel and the Histadrut’s Negev District branch, for a period of five years (hereinafter – the Agreement), commencing on October 1, 2017, the termination date of the previous labor agreement. The key provisions of the Agreement are as follows:

a)	Arrangement of wage increases to the employees to whom the Agreement applies.

b)	Completion of execution of the DSW efficiency plan by September 30, 2021, in accordance with the provisions specified in the Agreement.

c)	During the efficiency period, mentioned above, no collective dismissals shall be implemented.

d)	The declared labor disputes are cancelled and throughout the Agreement period appropriate labor relations shall be maintained and no actions shall be taken which may cause a work disruption.

e)	Payment of a signing bonus upon signing of the Agreement.

Considering the aforesaid, in the second quarter the Company recognized an expense in the amount of $5 million due to the signing bonus, which is presented under “salary expenses” in the statement of income.

8.
Further to Note 21 to the annual financial statements, regarding the Dead Sea Concession, in May 2018, the Israeli Ministry of Finance published the interim report of the inter-ministry team headed by the former Chief Economist, Mr. Yoel Naveh, which examined the required government actions towards the end of the Dead Sea concession period in 2030. The team’s interim report includes a series of guiding principles and recommendations regarding the actions which the government should take, and is subject to a public hearing. On July 5, 2018, the Company submitted its position within the framework of the public hearing process. As at the date of the report, since the interim report was only initially published for public comments and merely includes guiding principles and a recommendation to establish sub-teams to implement such principles, the Company is unable to assess, at this stage, the concrete, final implications thereof or the date of their publication.

9.	Debentures:

9.1 Further to Note 16 to the annual financial statements, on May 29, 2018, the Company completed a cash tender offer for any and all its Series D debentures, senior notes due in 2024 with a coupon of 4.5%. Following the tender offer, the Company repurchased an amount of $616 million out of the original principal of $800 million. As a result, in the financial statements for the second quarter of 2018, the Company recorded financing expenses in the amount of $12 million.

71 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (Cont’d)

9. (cont’d)

9.2 On May 31, 2018, the Company completed a private offering of senior unsecured notes (hereinafter – Series F Debentures) to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended, in a total amount of $600 million, due May 31, 2038. The Series F Debentures carry an annual coupon of 6.375%, to be paid in semiannual installments on May 31 and November 30 of each year, commencing November 30, 2018 and up to the final repayment date. The issuance price of the Series F Debentures was identical to their carrying amount with a yield of 6.375%.

According to the terms of the Series F Debentures, the Company is required to comply with certain covenants, including limitations on liens, restrictions on sale and lease-back transactions and standard restrictions on merger and/or transfer of assets. The Company is also required to offer to repurchase the Series F Debentures upon the occurrence of a “change of control” event, as defined in the indenture for the Series F Debentures. In addition, the terms of the Series F Debentures include customary events of default, including a cross‑acceleration to other material indebtedness.

The Company is entitled to optionally repay the outstanding Series F Debentures at any time prior to the final repayment date, under certain terms, subject to payment of an agreed early repayment premium. The Series F Debentures have been rated BBB- by S&P Global Inc. and Fitch Rating Inc. with a stable rating outlook.

10.
On May 10, 2018 and on June 21, 2018, respectively, the credit rating agency S&P ratified the Company’s international credit rating, BBB- with a stable rating outlook, and S&P Ma’alot credit rating agency ratified the Company’s credit rating, ‘ilAA’ with a stable rating outlook.

11.
Further to Note 21 to the annual financial statements, in connection with the three applications for certification of claims as class actions against the Company as a result of a partial collapse of the dike in the evaporation pond of Rotem Amfert Negev Ltd. (hereinafter ‑ Rotem) which caused contamination of the Ashalim Stream and its surrounding area, on May 1, 2018, the Israel Nature and Parks Authority (hereinafter – NPA) filed a motion with the Be’er Sheva District Court to strike the three applications mentioned above as, according to NPA, it is the entity most suitable to serve as the representative plaintiff in a class action in this regard.

Concurrently, NPA filed an application for certification of a class action against the Company, Rotem and past and present officers of the Company and Rotem (jointly hereinafter - the Respondents), with respect to the Ashalim incident. According to NPA, the Respondents, jointly and/or severally, are liable for compensation due to the Ashalim incident, among other things by virtue of torts law and/or unjust enrichment law and by virtue of any other law. In the Application, the Court was requested, among other things, to issue orders the purpose of which is to take all necessary measures to prevent the recurrence of the environmental hazard, and also to cooperate with NPA and the State’s authorities in order to minimize the ecological and environmental damage and see to restoration of the nature reserve. Furthermore, the Court was requested to grant monetary relief to the public injured by the ecological and environmental damage, and to grant a monetary relief for the purpose of the restoration of the nature reserve, in the aggregate amount of NIS 397 million (about $110 million). The Company is studying the applications and considering its legal steps. In light of the preliminary stages of the applications and the scarcity of similar precedents, it is difficult, at this stage, to estimate the outcome of this proceeding.

72 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (Cont’d)

11.  (cont’d)

On May 16, 2018, the Company was served with a motion for discovery and perusal of documents (hereinafter – the Motion), filed with the Tel Aviv District Court, by a shareholder of the Company (hereinafter – the Movant), as a preliminary proceeding in preparation for the possible filing of an application for certification of a multiple derivative action against officers of the Company and Rotem who, according to the Movant, caused the alleged damages incurred and to be incurred by the Company as a result of the Ashalim incident. In August 2018, the Company submitted its position to the Court.

12.
Further to Note 21 to the annual financial statements, regarding the urban license for the Sallent site and following the Urban Catalan Central Commission (CUCC) demand to legalize the current uses of Cogullo Salt Mountain, on July 5, 2018, the City Council issued the urban license to the Company. In addition, regarding the permit to pile up salt in Sallent, on June 12, 2018, the Company received the CUCC's approval to continue piling up the salt up to June 30, 2019.

13.
Further to Note 21 to the annual financial statements, regarding the National Outline Plan (hereinafter – NOP 14B), which includes the Barir field, in March 2018, a discussion regarding the appeal filed by the Minister of Health was held in the Housing Cabinet, in which it was decided, with the consent of the Ministries of Health, Finance and Energy, to remove the appeal and to approve the NOP 14B. In addition, it was decided to establish a team with representatives of the ministries of Treasury, Health, Transportation, Environmental Protection and energy, which will present to the housing cabinet a report that includes health aspects for NOP 14B. In April 2018, the NOP 14B was formally published. On July 23, 2018, an additional petition to revoke the approval of the NOP 14B was submitted to the Israeli Supreme Court of Justice by the municipality of Arad against the National planning and Building Council, the Ministry of Health, the Israeli Ministry of Environmental Protection and Rotem Amfert.

14.
Further to Note 11 to the annual financial statements, on March 28, 2018, the Company completed the sale transaction of the fire safety and oil additives businesses, for a total consideration of $1,010 million, of which $953 million is in cash and $57 million in the form of preferred equity certificates issued by a subsidiary of the buyer. As a result, the Company recorded in the first quarter a capital gain, net of transaction expenses, of $841 million, which is presented under "other income" in the consolidated statement of income.

15.
In March 2018, an application for certification of a claim as a class action was filed with the District Court in Be’er Sheva by two groups: the first class constituting the entire public in the State of Israel and the second class constituting visitors of Bokek stream and the Dead Sea (hereinafter – the Applicants), against the subsidiaries, Rotem Amfert Negev Ltd. and Periclase Dead Sea Ltd. (hereinafter – the Respondents).

73 Israel Chemicals Limited  Q3 2018 Results

Notes to the condensed consolidated interim financial statements as at September 30, 2018 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont’d)

15. (cont’d)

According to the claim, the Respondents have allegedly caused continuous, severe and extreme environmental hazards through pollution of the “Judea group – Zafit formation” groundwater aquifer (hereinafter – the Aquifer) and the Ein Bokek spring with industrial wastewater, and in doing so the Respondents have violated various provisions of property law and environmental protection law, including the provisions of the Law for Prevention of Environmental Hazards and the Water Law, as well as violations relating to the Torts Ordinance – breach of statutory duty, negligence and unjust enrichment.

As a result, the Court was requested to order the Respondents to eliminate the proprietary violation in reference to the Aquifer and Bokek stream by restoration thereof and to pay the public compensation in an estimated amount of NIS 1.4 billion (about $410 million). In the Company’s estimate, considering the early stage of the proceeding and due to unprecedented questions that arise from the request, it is not possible to assess, at this stage, the chances the application will be accepted.

16.
In January 2018, in light of the Company’s decision to discontinue the production of potash at ICL Boulby and to commence full production of Polysulphate in the second half of 2018, a plan was approved for personnel reduction, following which the Company recorded in the first quarter an increase of about $7 million in the provision for employee benefits.

17.
Further to Note 26 to the annual financial statements, in connection with the framework agreement with the controlling shareholder, Israel Corporation Ltd., during the first quarter of 2018, the Company repaid all of its loans, in the amount of $175 million.

18.
Further to Note 16 to the annual financial statements, on October 29, 2018, the Company entered into an agreement according to which its commitment under certain Revolving Credit Facility Agreements will be reduced by a total aggregate amount of $US 655 million, to an amount of $1.2 billion (hereinafter – the agreement). In accordance with the agreement, the maturity date of the $1.2 billion Revolving Credit Facility has been extended from March 2022 to March 2023, with two options for an extension (at the banks' option) of an additional one year each, so that the final maturity date, if all options are consummated, will be March 2025. All the other material original terms of the Revolving Credit Facility Agreements were maintained. The agreement will enter into effect in November 2018.

74 Israel Chemicals Limited  Q3 2018 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President and Global General Counsel

Date: November 1, 2018